Exhibit 99.1

PERU COPPER INC.
RENEWAL ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
March 28, 2007
625 Howe Street, Suite 1050
Vancouver, British Columbia
V6C 2T6

PERU COPPER INC.
RENEWAL ANNUAL INFORMATION FORM FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

ITEM 1
INTRODUCTORY NOTES
Cautionary Note Regarding Forward-Looking Statements
          Except for statements of historical fact relating to Peru Copper Inc., certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements, including but not limited to the price of copper, the timing of completion of exploration activities and the determination and amount of estimated mineral resources and reserves are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Such factors include, among other things, risks related to the exploration and potential development of the Toromocho Project, international operations, the actual results of current exploration activities, changes in project parameters as plans continue to be refined, future prices of copper, silver, molybdenum and gold, fluctuating metal prices, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this document under the heading “Risks to the Business”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.
          Material factors included in this document include the Company’s continued compliance with regulatory requirements, the sufficiency of current working capital. Many factors could cause the actual results, performance or achievement of the Company’s to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.
Currency Presentation and Exchange Rate Information
          This annual information form contains references to both Canadian dollars and US dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to herein as “US dollars” or “US$”.
          The closing, high, low and average exchange rates for the Canadian dollar in terms of US dollars for the three years ended December 31, 2006, 2005 and 2004, as reported by the Bank of Canada, were as follows:

	Year Ended December 31
	2006	2005	2004
Closing	0.8581	0.8577	$0.8333
High	0.8479	0.8751	0.8547
Low	0.9134	0.7853	0.7194
Average(1)	0.8818	0.8254	0.7692

(1)	Calculated as an average of the daily noon rates for the period.
          On March 28, 2007, the Bank of Canada noon rate of exchange was US$1.00 = Cdn$1.1580 or Cdn$1.00 = US$0. 8636.

ITEM 2
CORPORATE STRUCTURE
          Peru Copper Inc. was incorporated on February 24, 2004 under the Canada Business Corporations Act. The Company amended its Articles of Incorporation on March 16, 2004 to delete certain restrictions on the transfer of our shares. Peru Copper is a holding company, and conducts its business through its wholly-owned subsidiary, Peru Copper Syndicate, Ltd., a Cayman Islands company which beneficially owns 100% of Minera Peru Copper S.A., a Peruvian company. On October 16, 2006, Minera Peru Copper S.A., through a share purchase agreement with Minera Austria Duvaz S.A.C. gained control of Minera Centenario S.A.C. a holder of title of 30 concessions in the Morococha mining district.
          The Company’s registered office is located at Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3C2 and its head office is located at Suite 1050, 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6.
          The following chart illustrates the Company’s corporate structure, listing each of our subsidiaries, together with the jurisdiction of incorporation of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company.
ITEM 3
GENERAL DEVELOPMENT OF THE BUSINESS OF THE COMPANY
Overview of Business
          Peru Copper is involved in the acquisition and exploration of potentially mineable deposits of copper in Peru. On June 11, 2003, Peru Copper entered into the Toromocho Option Agreement (“Toromocho Option”) with Empresa Minera del Centro del Peru S.A., a Peruvian state-owned mining company, also known as “Centromin”. The Toromocho Option Agreement gives the Company exploration rights and an option to acquire development rights with respect to 47 mineral concessions located in Morococha, a historical mining district in central Peru. Subsequently, the Company entered into three addendums to the Toromocho Option Agreement, one on November 12, 2003 authorizing the Company to enter into an option agreement for the assignment of mining rights with Sociedad Minera Corona S.A., now known as Compañia Minera Argentum S.A. (“Argentum”), another on August 26, 2004, whereby the term of the Option Agreement was extended for one additional year and some terms were amended, and the last on June 12, 2006 obligating the Company to fund the design and construction of a water treatment plant to treat acid drainage water from the Kingsmill Tunnel. The Toromocho Option Agreement has an initial one-year term with four possible annual extensions, expiring on June 11, 2008. On May 19, 2006, the Company provided Centromin with notice to extend the agreement for a fourth year. On December 15, 2006, Centromin assigned its rights and obligations under the Toromocho Option Agreement to Activos Mineros S.A.C., a Peruvian state-owned company. See “Material Contracts”.

Three Year History
Toromocho Project
          In 1999, J. David Lowell, the Company’s Executive Chairman and one of the Company’s founders, began studying potential mineable deposits of copper ore reserves in Ecuador, Peru and Argentina. Through this process, Mr. Lowell determined that Centromin was the owner of certain lands which appeared to include interesting potential targets for exploration. In 2002, Mr. Lowell, together with Catherine McLeod-Seltzer, Luis Baertl and, later, A. Geoffrey Loudon and David E. De Witt, began to study prospective deposits held by Centromin, several of which were considered before selecting the Toromocho mineral deposit. In April 2003, the group formed Peru Copper Syndicate, Ltd. for the purpose of making a bid for the Toromocho mineral concessions, which were being privatized by the Peruvian Government. In June 2003, through the Company’s wholly-owned subsidiary Peru Copper Syndicate, successfully bid for the Toromocho mineral concessions.
Project Drilling History
          Prior to the Company’s involvement in the Toromocho Project, from 1966 to 1976 Cerro de Pasco Corporation, a United States mining company which owned a majority of the mining concessions contained within the Cerro de Pasco mining district prior to their being nationalized in 1974, and Centromin conducted a total of 42,394 meters of diamond drilling on the deposit. From 1976 to 2002, Centromin did not conduct any exploration or development activities on the Toromocho Project.
          The Company is currently in the exploration phase of the Toromocho Project. During 2003 and 2004, the Company conducted a diamond drilling program in order to confirm historical drilling results and to identify and delineate additional mineralization. During 2005 and 2006, the Company’s exploration program included analysis of drilling completed in 2004 and additional drilling to confirm previous and historical drilling results and to identify additional mineralization in the Northeastern area of the Project. Approximately 88,108 meters of drilling were completed in 2004 and 2005. The Company completed a Pre-Feasibility Study in February 2006, which was carried out by SNC-Lavalin Chile S.A., and on March 27, 2006, the Company filed an update to the Pre-Feasibility Study in the form of a 43-101 Technical Report. The Company’s drilling activities for 2006 included limited additional drilling. See “Narrative Description of the Business — Exploration”. During the exploration phase, the Company is also engaged in metallurgical testing as well as conducting studies to identify adequate water sources, and tailings pond sites to support mining operations. Based upon a preliminary evaluation, it appears that there are adequate sources of water and tailings pond sites for the Company’s development activities. The Company is studying the socio-economic impact of the Toromocho Project on the region and has recently hired a consulting firm to conduct more in-depth studies.
Private Placements and Share Exchange
          On March 18, 2004, the Company completed a brokered treasury private placement of 8,571,429 units at US$1.40 per unit for gross proceeds of approximately US$12,000,000, to fund its Phase I exploration work program and general corporate expenses. Each unit consisted of one non-interest bearing, unsecured convertible note and one-half of one special warrant of Peru Copper. Upon completion of the Company’s initial public offering, each note was automatically converted into 1.1 common shares (for an aggregate of 9,428,570 common shares) and each whole special warrant was automatically exercised for 1.1 warrants (for an aggregate of 4,714,284 warrants). On March 18, 2006, the common share purchase warrants issued in October 2004 expired. A total of 21,855,575 warrants were exercised, resulting in cash proceeds to the Company in the amount of US$43,711.150.
          Concurrently with the completion of the Company’s March 18, 2004 private placement described above, entered into a shareholders’ agreement with certain shareholders of Peru Copper Syndicate Ltd. pursuant to which such shareholders agreed to effect a share exchange as a result of which Peru Copper Syndicate would become the Company’s wholly-owned subsidiary. The share exchange was completed on April 30, 2004, and the shareholder’s agreement was terminated. Pursuant to the share exchange, certain shareholders of Peru Copper Syndicate exchanged all of their common shares of Peru Copper Syndicate for 46,999,999 common shares and 3,000,000 unsecured convertible notes of Peru Copper, as a result of which Peru Copper Syndicate became the Company’s wholly-owned subsidiary. The notes, which consisted of identical terms to those issued in the treasury private placement, were then sold by such shareholders pursuant to a secondary private placement. These notes were also automatically converted into 1.1 common shares (for an aggregate of 3,300,000 common shares) of Peru Copper upon completion of the Company’s initial public offering.

Initial Public Offering and TSX Listing
          In October 2004, the Company completed an initial public offering of 34,298,750 units at $1.65 per unit for gross proceeds of approximately $56.6 million (which included the exercise of the underwriters’ over-allotment option) to fund further exploration of the Toromocho Project, potential land acquisitions and general corporate purposes. Each unit consisted of one common share and one-half of one common share purchase warrant of Peru Copper, with each whole warrant being exercisable to purchase one common share at a price of US$2.00 per share at anytime before 5:00 p.m. (Toronto time) on March 18, 2006, pursuant to the terms of the Warrant Indenture. The units were issued pursuant to the terms of an underwriting agreement (the “Underwriting Agreement”) dated September 20, 2004 between Peru Copper and BMO Nesbitt Burns Inc., GMP Securities Ltd., Haywood Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation, Salman Partners Inc. and Sprott Securities Inc.
          Concurrently with completing our initial public offering, the Company applied to the Toronto Stock Exchange (the “TSX”) for a listing of our common shares and warrants. The Company’s common shares and warrants commenced trading on the TSX upon completion of our initial public offering on October 6, 2004.
U.S. Registration Statement and AMEX Listing
          In December 2004, the Company filed a United States registration statement, as amended February 25, 2005 and March 22, 2005, under the Securities Act of 1933, to register its common shares and warrants for resale in the United States pursuant to the terms of a registration rights agreement dated October 6, 2004 entered into between Peru Copper and BMO Nesbitt Burns Inc. The registration statement was declared effective by the Securities Exchange Commission on April 15, 2005, and the Company’s common shares and warrants were listed and posted for trading on the American Stock Exchange (the “AMEX”) on April 19, 2005.
Updated Mineral Resource Estimate
          On October 5, 2005, the Company announced an updated mineral resource estimate for the Toromocho Project prepared by Independent Mining Consultant Inc. (“IMC) from Tucson, Arizona.
UBS Retained
          On November 7, 2005, the Company announced that it retained UBS Investment Bank as its financial advisor, to assist in evaluating strategic alternatives to maximize shareholder value from the Toromocho Project. Strategic alternatives may include a sale of a portion of the project to a strategic partner to assist in the development of the Toromocho Project, a sale of the Project, or a development of the Toromocho Project by Peru Copper itself. The Company is presently evaluating developing the project on a go-it-alone basis. However, the Company will still consider the other alternatives.
Lima Stock Exchange Listing
          Effective January 16, 2006, the Company’s common shares were listed and posted for trading on the venture capital segment of the Lima Stock Exchange under the symbol “CUP”.
Completion of Pre-Feasibility Study
          On February 9, 2006, the Company announced the completion of a Pre-Feasibility Study on the Toromocho Project. The Pre-Feasibility Study was conducted by SNC-Lavalin Chile S.A. See “Narrative Description of the Business – Mineral Projects”.
Appointment of New Director
          On February 6, 2006, the Company announced that Dr. Miguel Grau was elected as a director of the Company by its board of directors, subject to regulatory approval. Mr. Alan Hill resigned his position as a director of the Company effective February 6, 2006, due to personal reasons. Mr. Hill had served as a director of the Company since May 2004.

New Mineral Reserve Estimate
          New mineral reserve and resource estimates were announced in a press release on March 6, 2006 and an updated technical report pursuant to Canada’s National Instrument 43-101 was filed on SEDAR on March 27, 2006.
Agreement with Austria-Duvaz
          On March 20, 2006, the Company announced that it signed a definitive agreement with Austria-Duvaz, which grants the Company the exclusive option to acquire the Morococha mining concessions, surface areas and assets of Austria-Duvaz, following a six month due diligence period.
Up-dated Technical Report on Toromocho Project
          On March 28, 2006, the Company announced that IMC completed an updated technical report (the “43-101 Technical Report”) based on the results of the recent Pre-Feasibility Study. Changes incorporated in the 43-101 Technical Report resulted in an increase in the estimated Net Present Value (“NVP”) of the Toromocho Project from US$814 million to US$922 million and an increase in the estimated Internal Rate of Return (“IRR”) from 16.0% to 16.7% (both on an after tax basis) when compared to the NPV and IRR reflected in the Pre-Feasibility Study. See “Narrative Description of the Business – Mineral Projects”.
Appointment of New Officer
          On May 16, 2006, the Company announced that Armando Arrieta was appointed as Director of Peruvian Legal Affairs by the board of directors. Mr. Arrieta is a partner of Estudio Muñiz, Ramírez, Pérez-Taiman & Luna-Victoria, a leading law firm in Peru where he is in charge of Mining and Environmental Law.
Securement of Water Rights for Toromocho Project
          On May 23, 2006, the Company announced that the Government of Peru issued the Supreme Decree 027-2006-AG reserving up to 34.7 million cubic meters per year of water for the Toromocho Project. This amount is estimated to be sufficient for a 150,000 tonnes per day mining and milling operation. The Company is evaluating several potential water sources that make use of surface and underground water in the immediate area of the Toromocho Project in the Morococha district. Based on this evaluation, the Company will apply for the appropriate water use licenses.
Appointment of New Officer
          On June 5, 2006, the Company announced that Thomas G. White was appointed as Vice-President of Project Development by the board of directors. Mr. White has extensive project development experience and is responsible for all technical studies related to our Toromocho Project, including a full Feasibility Study. Please see “Directors and Officers” for further information on Mr. White.
Toromocho Project Receives Support from Regional Government of Junin, Peru
          On June 21, 2006, the Company announced that the Regional Government of Junin, Peru published in El Peruano, the official government newspaper, Regional Ordinance 041-GRJ/CR in support of the Toromocho Project, which is located in the region of Junin, near the town of Morococha. The Ordinance declared that the development of the Toromocho Project is in the public’s interest and will be of benefit to the region. The Ordinance also called for the Company to give priority to employment of local population, comply with environmental regulations and ensure social responsibility.
Signing of Water Treatment Plant Accord with Government of Peru
          On June 28, 2006, the Company announced that it has signed an agreement with Peru’s Ministry of Energy and Mines and Proinversion to fund the construction of a water treatment plant to treat acid drainage water from the Kingsmill Tunnel (the “Tunnel”). The Tunnel was constructed in the mid 1930 by Cerro de Pasco Corporation to drain mine workings and it crosses beneath mining concessions in the Morococha mining district to collect acid water. The Company has placed US$15 million in an escrow account to fund the design, construction and start-up of the treatment plant. Subsequently, the Company announced that it had commissioned AMEC S.A.

(“AMEC”), to conduct a Feasibility Study and Environmental Impact Assessment for the construction of this water treatment plant.
Resignation of Chief Financial Officer
          On June 30, 2006, the Company announced that Thomas J. Findley, its former Chief Financial Officer, would be leaving the company as of July 31, 2006 for health reasons and the Company began a search for his successor.
New Chief Financial Officer
          On July 28, 2006, the Company announced that H. Eric Peitz was appointed as its new Chief Financial Officer effective August 1, 2006. Mr. Peitz’ financial and operational background, together with his extensive expertise and in-depth working knowledge of Peru provides Peru Copper with the financial expertise which it requires for the development of the Toromocho Project. Please see “Directors and Officers” for further information on Mr. Peitz.
Aker Kvaerner to conduct Feasibility Study and Luis J. Baertl joins Advisory Committee
          On August 28, 2006, the Company announced that it commissioned Aker Kvaerner Metals (“Aker Kvaerner”) in Tucson, Arizona to conduct a Feasibility Study for its Toromocho Project. The Company currently estimates that the study should be completed by year-end 2007. Aker Kvaerner is a leading global provider of engineering and construction services, technology products and integrated solutions and it has performed studies, engineering, procurement, construction and commissioning for many of the largest copper projects in the world.
          The Company also announced the appointment of Luis J. Baertl, a founder of the Company, to the Advisory Board. Mr. Baertl has extensive financial, business and technical expertise related to the mining industry both in Latin America and internationally, having worked and consulted for several multi-national mining and financial groups.
AMEC to Conduct Feasibility Study and Environmental Impact Assessment for Kingsmill Tunnel Water Treatment Plant
          On September 14, 2006, the Company announced that it commissioned AMEC to conduct a Feasibility Study and Environmental Impact Assessment for the construction of the water treatment plant to treat acid drainage water from the Kingsmill Tunnel. AMEC is an international engineering, design and construction company that has extensive experience with water treatment plants. See “Signing of Water Treatment Plant Accord with Government of Peru” above.
Consolidation of Land Position and Additions to Surface and Mining Rights
Sociedad Minera Austria Duvaz S.A.C.
          On March 16, 2006 the Company entered into general framework agreement with Sociedad Minera Austria Duvaz S.A.C. (“Austria Duvaz”), a privately held Peruvian mining company, whereby the Company acquired an exclusive option to purchase certain mining concessions and surface areas held by Austria Duvaz located in the Morococha mining district. These concessions are of the interest to the Company because they are directly adjacent to the concessions that comprise the Toromocho pit.
          On October 13, 2006, the Company finished its due diligence of the Austria Duvaz mining concessions and executed two agreements with Austria Duvaz, a Transfer Option Agreement on mining concessions and a Share Purchase Agreement for an additional group of mining concessions. See “Material Contracts”.
          Pursuant to the Transfer Option Agreement, which has a term of 5 years, the Company acquired 27 wholly owned mining concessions and to the interests of Austria Duvaz in 3 additional mining concessions. Under the terms of the Transfer Option Agreement, the Company will assume and settle US$13.1 million in outstanding debts associated with these mining concessions. In 2006, the Company agreed to pay US$2.0 million in settlement of US$2.9 million of these outstanding debts, which will be settled over a 5 years period beginning in the first quarter of 2007.

          Pursuant to the Share Purchase Agreement with Austria Duvaz, the Company acquired 100% of Minera Centenario S.A.C. (“Centenario”), a Peruvian company that is the title holder of the 30 mining concessions that were transferred to the Company from Austria Duvaz pursuant to the terms of the Transfer Option Agreement. The Company agreed to pay an additional sum of US$8.0 million to the shareholders of Centenario. In 2006, US$2.0 million was paid to the Centenario shareholders.
          In addition to the US$13.1 million in debts assumed pursuant to the Transfer Option Agreement, the Company assumed US$9.6 million of Austria Duvaz debt held by various banking institutions. The Company renegotiated this debt and was able to reduce the total financial debt obligation to US$2.9 million, of which US$1.4 million was repaid in 2005 and the remaining US$1.5 million repaid in 2006.
Compañia Minera Argentum S.A.
          Argentum is a significant holder of mineral concessions and surface rights within the Morococha mining district. In order to ensure that the Company owns all necessary mineral rights to develop the Toromocho Project, the Company has entered into a transfer agreement (the “Argentum Transfer Agreement”) with Argentum on November 19, 2003, whereby the Company and Argentum have agreed to grant each other rights to acquire certain mineral concessions held by the other party. In the Company’s case, it has a right to purchase the mineral concessions held by Argentum that are within the boundary of the IMC pit, and in return, the Company has granted Argentum the right to acquire other concessions that will be acquired by the Company upon exercise of the Toromocho Option. See “Mineral Projects” and “Material Contracts”.
          On November 19, 2003, Minera Peru Copper entered into an assignment agreement (the “MPCS Assignment Agreement”) with Argentum pursuant to which Minera Peru Copper granted Argentum an option to purchase the mineral concessions comprising the Buenaventura area in Morococha totalling 36.1509 hectares (the “Assigned Area”). The Company does not consider the mineral concessions in the Assigned Area as necessary in order to carry out the exploration and development of the Toromocho Project. See “Material Contracts”.
Comunidad Campesina de Yauli
          On October 3, 2006, the Company entered into an option to purchase 1,350 hectares from the Yauli community for future use as a tailings deposit. The terms of the agreement provide that the Company will contribute $0.7 million towards community projects (of which $0.3 million has been paid). The balance of $0.4 million will be paid to the community on or before October 4, 2009.
Comunidad Campesina San Francisco de Asis de Pucara
          On October 10, 2006, the Company resolved a land dispute between the community of Pucara and Centromin. The Company’s interest in this resolution relates to the fact that the subject land lies within the boundaries of the Toromocho Option that the Company has with Centromin. In exchange for abandoning a legal action against Centromin, the Company transferred to the community of Pucara land, equipment and facilities valued at US$1.9 million, and in January 2007, made a cash payment in the amount of US$1.9 million, which was the value of 500,000 shares of Peru Copper common stock on October 10, 2006.
Retirement of President and Chief Executive Officer
          On October 24, 2006, the Company announced that Charles Preble, its former President and Chief Executive Officer, informed that he wished to retire effective December 31, 2006. Accordingly, Mr. Preble resigned as President and Chief Executive Officer as of December 31, 2006, but remained on the board of directors until February 28, 2007. Mr. Preble remained as an independent consultant to the Company until June 30, 2007. See “Resignation of Director” below.
New Discovery of Large Copper-Zinc Deposit Found Adjacent to Existing Toromocho Ore Body
          On December 18, 2006, the Company announced that it had made a new discovery adjacent to the Toromocho deposit. The Company is continuing to define it by drilling a copper-zinc skarn zone located immediately south-east of its existing copper deposit. The skarn is peripheral to the extensive breccia pipe that hosts the Toromocho porphyry copper deposit. For further information, please see “Narrative Description of the Business – Mineral Projects”.

Second New Discovery of Large Zinc Deposit Adjacent to Existing Toromocho Ore Body
          On January 03, 2007, the Company announced that a second copper-zinc zone is being drill tested immediately north of the Toromocho orebody. This skarn mineralization is peripheral to the large collapsed breccia pipe which hosts most of the two billion tonne Toromocho copper orebody. For further information, please see “Narrative Description of the Business – Mineral Projects”.
New Director, President and Chief Executive Officer
          On January 4, 2007, the Company announced that the board of directors has appointed Gerald Wolfe as a Director and as President and Chief Executive Officer of the Company effective January 15, 2007. Mr. Wolfe has close to 30 years of experience in the mining industry including operations in North and South America and Europe and will provide Peru Copper with the operational experience which it needs for the development of the Toromocho Project. See “Director and Officers” for further information on Mr. Wolfe.
Favourable Column Leach Results
          On February 5, 2007, the Company announced that it has received favourable results from its recent column leach testing at the Toromocho Project. The preliminary test results suggest that the geology of the Toromocho orebody maybe particularly suited to an initial heap leach operation followed later by flotation concentration, which the Company expects could be built largely from cash flow generated by the heap leach operation. This could mean a significantly smaller up front capital investment for the Company, as well as a shorter timeframe to copper production. See “Narrative Description of the Business – Mineral Projects”.
Resignation of Director
          On February 23, 2007, the Company announced that Charles Preble, its former President and Chief Executive Officer, will be retiring from the board of directors effective February 28, 2007. Accordingly, Mr. Preble resigned as a director as of February 28, 2007, but remains as an independent consultant to the Company until June 30, 2007.
ITEM 4
NARRATIVE DESCRIPTION OF THE BUSINESS
          The Company is engaged in the exploration and acquisition of rights to potential mineable copper.
Principal Products
          The Company’s principal product is copper.
Specialized Skill and Knowledge
          The success of the Company’s business depends, in part, on its ability to attract management and personnel with specialized skills and knowledge in the mining industry. The Company’s current management team and other contributors to our business possess experience in significant years and within the mining industry, as well as with the finance industry.
Competitive Conditions
          The mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties. The Company’s ability to acquire mineral properties in the future will depend not only on its ability to develop its present property, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration or development.

Economic Dependence
          The Company is substantially dependent on the Toromocho Option Agreement with Centromin and in the event that the Company is not able to satisfy the conditions necessary in order to exercise the Toromocho Option, may lose its option to acquire development rights to the Toromocho Project and monies spent on the Toromocho Project. See “Material Contracts” and “Risks of the Business”.
Employees
          As at December 31, 2006, the Company had 58 employees in Peru, of which 5 were in a management capacity (4 in Lima and 1 in Morococha), 21 were in Lima (administrative, explorations and accounting capacity), and 32 were in Morococha (administrative, explorations, accounting and community relations capacity). The Company had one employee in Canada.
Foreign Operations
          The Company is solely dependent upon foreign operations due to the fact that its one exploration project is located in Peru.
Peru
          Peru is a democratic republic governed by an elected government headed by a president. Despite a history of political instability under both civilian and military governments, Peru has become a leading country for mining activities in South America. No special taxes or registration requirements are imposed on foreign-owned companies and foreign investment in Peru is treated as equal to domestic capital.
          Peru has a developed mining infrastructure, a large pool of skilled technical and professional personnel and an established legal system. Legislation allows for full repatriation of capital and profits from Peru and the country’s mining legislation offers access to mining concessions under an efficient registration system.
          Peru has suffered and continues to suffer civil unrest resulting, in part, from high levels of unemployment and high expectations of an improvement in living standards. The Toromocho Project is situated in an historical mining district, an area which has not experienced any significant civil unrest to date.
Current Government
          On June 4, 2006, American Popular Revolutionary Alliance party (“APRA”) candidate Alan Garcia was elected to the presidency for a five-year term by 52.5% of the voters. After his first term from 1985 to 1990, President Garcia returns to the presidency with promises to improve Peru’s social conditions. He has retained for the most part the economic policies of the previous government, focusing on promoting private investment, reducing underemployment and unemployment and privatizing state-owned companies in various sectors. President Garcia also implemented fiscal austerity programs, among other proposals, in order to stimulate the economy. APRA has the majority of seats in the unicameral Congress which was sworn in July 2006, a couple of days before the new President.
Economy
          Peru’s economy has shown strong growth over the past years, helped by market-oriented economic reforms and privatizations in the 1990’s, and the measures taken since 2001 to promote trade and attract investment. The average growth of GDP was 9.0% in 2006, 6.7% in 2005 and 4.8% in 2004. President Alan Garcia and his economic team have continued these policies. GDP is projected to grow by more than 6% in 2007. Recent economic expansion has been driven by construction, mining, export growth, investment, and domestic demand. Inflation is projected to remain under 2% and the fiscal deficit under 1% in 2007.
Mining in Peru
          Peru is the world’s third-largest producer of copper and zinc, the second-largest producer of silver, and the sixth-largest producer of gold. Minerals are traditionally the most important source of export revenue; averaging around 50% of total Peruvian export earnings in 1998 to 2005. The mining sector has also consistently been the fastest growing sector in recent years due to increased exploration and development expenditures and the start-up of several new mines.
          Peru has 15% of the world’s copper reserves, and production has increased since the mid-1990s, following heavy investment in the sector. Growth in export earnings slowed after 1997 as plunging mineral prices depressed revenue, but output has increased every year since 1998 and investment in the sector is still firm.
          In 2006, Peru produced 1,048,897 tonnes of copper and achieved export earnings of US$6,034 million. Strong growth in the mining sector is expected to be sustained by investment in new operations and rising gold and copper prices. In 2007, the copper production is expected to grow by 13%.
Peruvian Mining Laws
          The Toromocho Project is subject to various Peruvian mining laws, regulation and procedures.
          Mining activities in Peru are subject to the provisions of the Uniform Text of General Mining Law, which was approved by Supreme Decree No. 14-92-EM on June 4, 1992. Under Peruvian law, the right to explore for and exploit minerals is granted by way of concessions. A Peruvian mining concession is a property-related right; distinct and independent from the ownership of land on which it is located. The term of a concession is indefinite, provided that related annual fees are duly paid. The rights manifested in a mining concession are protected against third parties, transferable, chargeable and, in general, may be the subject of any transaction or contract. Mining concessions may be privately owned and no state participation is required. Buildings and other permanent structures used in a mining operation are considered real property accessories to the concession on which they are situated.
Annual Fees
          Concession holders must pay an annual rent fee by June 30 of each year. The annual fee is currently US$3 per hectare. Concession holders must reach a minimum level of annual commercial production of at least US$100 per hectare in gross sales within six years of the date of the grant of the concession or, if the concession has not been put into production within that period, the annual fee increases by US$6 per hectare for the seventh through eleventh years following the date of grant and by an additional US$20 per hectare thereafter. Failure to pay the annual fee for two consecutive years will result in the termination of the concession.
Royalties
          In June 2004, Peru’s congress approved a bill to allow royalties to be charged on mining projects. The royalties are payable on Peruvian mine production at the following rates: 1.0% for sales up to US$60 million; 2.0% for sales between US$60 million and US$120 million; and 3.0% for sales greater than US$120 million. In the case of copper, the percentage royalty is a net smelter returns royalty, which cost will be deductible for income tax purposes.
          In August 2004, a further bill was signed relating to the new royalties law, which provides that mining projects that contracted to pay mining royalties prior to the enactment of the new royalties law, which is the case for us, will be governed by such contracts and will not be subject to the royalties payable under the new royalties law.
          On November 15, 2004, regulations were published implementing the Mining Royalty Law and defining the basis for calculating royalty payments. Monthly royalties are calculated using a Reference Royalty Basis which is generally defined as the gross sales value of “Concentrates or Equivalent” or of the “Mineral Component” for traded commodities or the gross value of the mineral component as declared by a concession holder. The royalty obligation is applied at the earlier of the date an invoice is delivered or the product is delivered. A penalty of 10% is imposed for non-payment. See “Risks of the Business”.
Ownership of Mining Rights
          Pursuant to the Uniform Text of Mining Law:
•	no restrictions are placed on the remittance of dividends, depreciation and royalties outside of Peru;

•	mining rights may be forfeited due to a number of enumerated circumstances (for example, the negligence of the title holder in carrying out operations);

•	equal rights to explore for and exploit minerals by way of concession may be granted to either

Peruvian nationals or foreigners; and

•	the right to sell mining production freely in world markets is established. Peru has become party to agreements with the World Bank’s Multilateral Investment Guarantee Agency and with the Overseas Private Investment Corporation.
Taxation and Foreign Exchange Controls
          Corporate net income is taxed at a rate of 30% of annual net income, subject to an additional 4.1% tax if profits are distributed to shareholders. Advance monthly payments are required on a percentage of gross income, subject to a final settlement in March of the following business year (January 1 through December 31).
          There are currently no restrictions on the ability of a company operating in Peru to transfer foreign currency to or from Peru or to convert Peruvian currency into foreign currency.
          Congress has approved a Temporary Net Assets Tax, which will apply to companies subject to the General Income Tax Regime. Net assets are taxed at a rate of 0.5% on the value exceeding Nuevo Sol 1,000,000 (approximately US$313,480). Taxpayers must file a tax return during the first 12 days of April and the amounts paid can be used as a credit against Income Tax. Companies which have not started productive operations or those that are in their first year of operation are exempt from the tax.
          The Tax Administration Superintendence is the entity empowered under the Peruvian Tax Code to regulate central government taxes. The Tax Administration Superintendence can enforce tax sanctions, which can result in fines, the confiscation of goods and vehicles, and the closing of a taxpayer’s offices.
Stability Agreements
          The Peruvian Mining Act gives holders of mining rights the option to sign stability agreements with the Peruvian Government in connection with the commencement of new mining operations or expansion of existing mining operations and submission of satisfactory documentation to the government regarding the amount of investment. In order to qualify, companies must submit satisfactory documentation to the Government regarding the amount of investment. Holders of mining rights starting up operations producing over 350 tonnes per day up to 5,000 tonnes per day and mining units already in production that increase production by 100% up to 5,000 tonnes per day can sign a stability agreement upon documentation of an investment program valued at no less than US$2,000,000.
          Stability Agreements contain the following provisions:
•	A 15 year term.

•	Stability is applicable to the mining unit in which the investment is made.

•	Tax stability protecting the company from any new tax or modification in tax after the date of the agreement.

•	Any new regulation that creates mandatory bonds, loans to the Government or tax payments in advance will not be applicable.

•	Stability of foreign exchange regulations including the free use of foreign currency generated by exports.

•	No discrimination in the exchange rate including a guarantee of access to the most favourable exchange rate.

•	Free trade rights with respect to the company’s mineral production.

•	Stability with respect to any new non-income taxes such as temporary import or VAT refund for exportation.

•	Administrative stability protecting the company from increases in the amount of annual fees and penalties.
          If a company signs a stability agreement, the Corporate Income Tax rate increases from 30% to 32%.
          The Company has not yet commenced operations, but it is its intention to enter into such stability agreements if it commences operations.

Environmental Laws
          The Peruvian Ministry of Energy and Mines establishes an environmental protection policy and proposes maximum allowable levels for effluents, signs environmental administrative stability agreements. The Supervisory Board Investment in Energy and Mines (“OSINERGMIN”), is the entity in charge of supervising environmental obligations corresponding to mining companies.
          Pursuant to Supreme Decree 38-98-EM approved on November 30, 1998, concession holders are required to obtain an environmental permit from the Directorate for Environmental Affairs in order to carry out exploration and development activities. Mining companies are responsible for the control of emissions, discharges of effluent and disposal of all by-products resulting from their operations, and for the control of substances that may impose any hazard, either due to excessive concentrations or prolonged exposure.
          An exploration permit is only required in respect of surface hole drilling, and is not required for underground drilling. The Company obtained the appropriate environmental permit in order to carry out its Phase 1 exploration drilling program, which was completed in January 2005. The Company also has obtained all of the permits required to complete all of the drilling through 2006.
Mine Closure and Remediation
          On October 14, 2003, the Peruvian government published Law 28090 “Mine Closure Law” which establishes provisions relating to mine closure plans. For existing mining operations the law provides that a mine closure plan must be submitted for certification to the Peruvian Ministry of Energy and Mines within a one-year period, after the law comes into effect.
          The law provides that a mine must grant an environmental warranty for the estimated costs associated with its mine closure plan. The law does not establish when such warranties must be in place nor does the law specify the form of the required warranty. However, the law indicates that a warranty may take the form of insurance, cash collateral, a trust agreement or other forms as permitted by the Peruvian law.
          The Mine Closure Law became effective on August 16, 2005 with the enactment of the enabling regulations.
Workers Participation
          Under Peruvian law, every company that generates income and has more than twenty workers on its payroll is obligated to permit its workers to share in its profits. For mining companies, the percentage of this profit-sharing benefit is 8% of pre-tax income. Cooperative, self-managed companies, civil partnerships and companies that do not have more than twenty workers are exempt from this profit-sharing obligation. Both permanent and contract workers must be taken into account for purposes of these laws; the only legal requirement is that such workers must be registered on a company’s payroll.
          The profit-sharing amount made available to each worker is limited to 18 times the worker’s monthly salary, based upon their salary at the close of the previous tax year.
Regulatory and Supervisory Bodies
          The three primary entities in Peru that regulate and supervise mining companies are the Ministry of Energy and Mines, the National Institute of Concessions and Mining Cadastre and the Supervisory Entity for the Investment in Energy and Mining (“OSINERGIM”). The Mining of Energy and Mines oversees regulatory compliance for safety, environmental protection, job-related health, contractors, and mining development matters. In addition to the Ministry of Energy and Mines’ own officers, private companies specifically registered with the Ministry of Energy and Mines are also entitled to supervise such compliance. The National Institute of Concessions and Mining Cadastre grants mining concessions entitling the concession holder the right to explore and exploit the zone where such concessions are located. Concession holders are required to explain how operations will comply with Peruvian environmental regulations by filing an Environmental Impact Assessment. OSINERGIM is the supervisory entity that regulates and monitors all the activities in the Energy and Mining Sectors.
          Other Peruvian governmental and regulatory bodies involved with mining companies include the:

•	National Institute of Natural Resources, which manages protected natural areas and issues an advisory opinion on every concession holder’s Environmental Impact Assessment, to the extent that planned operations will alter natural landscape;

•	General Bureau of Environmental Health of the Ministry of Health, which manages waste discharge into the environment and related issues, particularly those that may affect public health;

•	Mining of Internal Affairs, which approves the acquisition, transport and usage of explosives for mining companies;

•	National Institute of Culture, which grants certifies the non-existence of archaeological remains, as typically required for the Environmental Impact Assessment;

•	General Bureau of Harbor Masters’ Offices and Coastguards, which enforces sanctions if rivers or navigable lakes located within Peru’s national borders are contaminated for whatever reason;

•	Supervisory Board for Investment in Energy, which monitors compliance with conservation laws in regarding utility issues; and

•	Ministry of Agriculture, which approves water usage permits.
          In conjunction with the Peruvian central government, regional governments manage natural resources and improving the quality of the environment on a sustained basis. In addition, municipalities grant licenses for municipal, business, and residential construction.
Impact of Environmental Non-Compliance
          Non-compliance with Peruvian environmental laws or regulations can result in the imposition of administrative sanctions, such as fines, closure orders, or the lapse of mining concessions.
          Failing to comply with Environmental Impact Assessment obligations or tax regulations could result in criminal and civil action against the company and its representatives.
Reorganizations
          The Company undertook a material reorganization of our business in April 2004 by completing a share exchange with the shareholders of Peru Copper Syndicate, in order to acquire Peru Copper Syndicate as a wholly owned subsidiary. See “Three Year History – Private Placements and Share Exchange”.
Risks of the Business
          The Company’s operations are speculative due to the high-risk nature of its business which is the exploration and acquisition of rights to potential mineable deposits of copper. These risk factors could materially affect the Company’s future results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.
Exploration, Development and Operating Risks
Risks Relating to the Company’s Business and Industry
Peru Copper is an exploration-stage company with a limited operating history and its estimates of mineralization are based on drilling data, which may not reflect the actual deposits or the economic viability of extraction.
          The Company is engaged in copper mineral exploration. The Company has no operating history upon which to base estimates of any future production, operating costs and results. The estimating of mineralization is a subjective process and the accuracy of estimates is a function of quantity/and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any mineralization estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ significantly from the Company’s estimates. See “Mineral Projects – Toromocho Project – Mineral Resources”.
          Estimates may have to be recalculated based on changes in mineral prices or further exploration or development activity. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence estimates. Market price fluctuations for minerals, increased production costs or reduced recovery rates, or other factors can render production uneconomical at particular sites.

          The mineralization estimates that the Company has relied upon regarding the Toromocho Project are, to some extent, based upon the interpretation of geologic data obtained from historical drill holes and other sampling techniques.
          The accuracy of estimates is affected by the quantity and quality of available data. Until the Company completes a full Feasibility Study, it cannot be certain that it will be economically feasible to extract and process the copper even if the past mineral estimates and target locations are accurate.
          As a result, it is possible that actual costs and economic returns will differ significantly from those currently estimated for the Toromocho Project. In addition, it is also not unusual in mining operations to experience unexpected problems both during the start-up and during ongoing operations. To the extent that unexpected problems occur affecting our production in the future, the Company’s revenues may be reduced, costs may increase and its profitability may be adversely affected.
The Company currently depends on a single mineral property, which is in the early stages of development and even if it is developed, negative developments affecting the properties could adversely affect its business.
          Even if the Company is successful in meeting the requirements to exercise the option to acquire the Toromocho mining concessions and assets, its business will be dependent upon this single mining property. Unless the Company acquire more properties or projects, any negative development affecting this property or its rights to develop our mining concessions on this property, could materially adversely affect its business, financial condition and results of operations.
The Company has a history of losses and it expects to incur losses in the future.
          As an exploration company that has no production history, Peru Copper has incurred losses since its inception. From April 24, 2003, when the Company’s exploration activities began, through December 31, 2006, it has no revenues and incurred losses of US$7,092,534. The Company believes that it will be unable to generate enough revenue to offset our operating costs and, therefore, expect to continue to experience losses until it successfully complete a Feasibility Study and develop the Toromocho Project into an operating mine. There can be no assurance that the Company will successfully develop an operating mine, or achieve or sustain profitability in the future.
Copper exploration is highly speculative in nature and there can be no certainty of the Company’s successful development of profitable commercial mining operations.
          Copper exploration is highly speculative. It involves many risks and frequently is not productive. The Company’s copper exploration efforts may not be successful. The mineralization that the Company has reported in Canada, as required by Canadian regulations includes “proven and probable reserves”, “measured and indicated resources”, and “inferred resources”, which the SEC does not recognize. Investors cannot assume that the Company will ever be successful in converting the mineral reserve into proven and probable mineral reserves. Success in identifying commercially viable proven and probable mineral reserves is based upon a number of factors, including:
•	the quality and experience of our management,

•	our level of geological and technical expertise,

•	the quantity and quality of land available to us for exploration, and

•	many other factors outside of our control.
          The Company has never had mineral producing properties. The Company cannot be certain that commercial quantities or grades of minerals will be discovered at the Toromocho Project or other future properties. The metallurgical properties of any minerals found may make them uneconomic to process. Even if commercial quantities and grades of minerals are discovered, the Company cannot be certain that any property will ever be brought to a stage where minerals can profitably be produced from it. Factors which may limit the Company’s ability to produce minerals from its properties include the market price of the minerals being sought, availability of additional capital and financing, and the nature and location of any mineral deposits.
          It may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to conduct a full Feasibility Study and to construct mining and processing facilities. The Company cannot be certain that its exploration programs will result in profitable commercial mining operations.
The Company does not own the mining concessions and assets of the Toromocho Project and may not satisfy the terms of the Toromocho Option Agreement to acquire such concessions.
          The Company does not own the mining concessions in the Toromocho Project. The concessions to mine the Toromocho Project and the land and related assets are held by Centromin, a Peruvian state-owned mining company, and others. The Company holds an option that expires June 11, 2008 to acquire the Toromocho Project mining concessions and related assets held by Centromin. The option may only be exercised if we deliver to Centromin a detailed Feasibility Study on the Toromocho Project and provide evidence to them that the Company either:
•	have at least one mining operation or concentrator with a capacity of 10,000 tonnes per day, and a net shareholders’ equity of US$100,000,000, or

•	that a financial institution acceptable to Centromin is willing to provide the financing required for the development of the Toromocho Project, as described in the Feasibility Study.
          Upon exercise of the Toromocho Option Agreement, the Company must deliver a performance bond or a letter of credit in the amount of US$30,000,000 towards required development obligations.
          The Company does not now satisfy the conditions for option exercise. In the event that the Company does not in the future satisfy the option exercise conditions, the Company may become subject to penalties or lose our option. If this happens, the Company will have lost all monies spent on the Toromocho Project.
Metallurgical testing results at Toromocho.
          The Company’s metallurgical testing since 2004 has produced copper concentrate with average grades of 26.5% at an average recovery level of 89.5%, based on estimated quantities of seven different rock types representative of the ore deposit. The Company’s inability to produce higher-grade copper concentrates at higher recovery rates could increase its operating costs and reduce the potential profitability of its future operations.
The Company may not be able to access sufficient water, power and tailings storage areas that will be necessary in order to develop the Toromocho Project into an operating mine.
          The current supply of water and electricity at the Toromocho Project site is limited. The Company may need to access additional water and electricity sources in order to develop the Toromocho Project. In addition, the Company will need to locate and develop storage areas for tailings. The Company’s inability to secure adequate water and power resources or adequate storage areas for tailings sufficient to run a large open pit deposit could prevent or hinder its ability to fully exploit and develop the Toromocho Project. Although the Government of Peru has issued a decree securing sufficient water rights for the mining and milling operation contemplated in the Company’s Pre-feasibility Study for the Toromocho Project, and the Company is evaluating several potential water sources to apply for the appropriate water use licenses from the authorities in Peru, the Company cannot be certain that it will be able to obtain the permits and easements required to access there sources nor what the cost of such access will be.
The Company will require a significant amount of capital to fund its operations, its ability to obtain additional capital depends on many factors beyond its control and lack of adequate capital could delay or prevent the Company from achieving profitability.
          Future development of product at the Toromocho Project to production will depend upon the Company’s ability to obtain financing through debt financing, equity financing, joint venture relationships, or other means. The Company has retained UBS Investment Bank as a financial advisor to assist the Company in evaluating strategic alternatives to maximize shareholder value from the Toromocho Project. Strategic alternatives under consideration may include a sale of a portion of the Toromocho Project to a strategic partner to assist in the development of the project, a sale of the project, or development of the project by the Company itself. The Company is presently evaluating developing the project on a go-it-alone basis. However, the Company will still consider the other alternatives. Currently Peru has economic and political stability; nevertheless, it has a history of social and economic unrest. Any future destabilizing event may limit the sources of financing available to the Company as well as increase the cost of securing that financing.

Fluctuations in copper prices could adversely affect the Company’s future profitability and it do not have a hedging policy to protect from such fluctuations.
          The Company’s future profitability and long-term viability will depend, in large part, on the global market price of copper. Market prices for copper are volatile and are affected by numerous factors beyond the Company’s control, including:
•	inflation,

•	global copper demand,

•	global copper supply,

•	speculative activities, and

•	political and economic conditions.
          These factors could negatively impact the price for copper and lower copper prices would negatively impact the Company’s future profitability. The Company does not have a hedging policy to protect from a decline in copper pricing and have no intention to establish one while the Company is in the exploratory phases of operations. In addition, the Company may not have the ability to purchase hedging instruments in the future. Hedging instruments may also not protect the Company adequately from fluctuations in the market price of copper.
The Company may not be able to satisfy minimum investments to develop the mining concessions and, if it does not, it could become subject to penalties and to the loss of its mining concessions.
          Even if the Company satisfies all the requirements to exercise its option to acquire Centromin’s mining concessions and assets, the Company will be required to spend 70% of the minimum investment necessary to develop the mining concessions within five years after exercise. If the Company fails to make yearly minimum investments to develop the mining concessions acquired from Centromin, it could become subject to significant cash penalties or lose the mining concessions and assets, which could increase its operating costs or could have a material adverse effect on its ability to continue operations.
Easements and rights of use owned by others in or near the Toromocho Project may interfere with the Company’s ability to develop its mining concessions.
          Compañia Minera Argentum S.A, which is owned by Pan American Silver Corp., is currently operating small underground mines close to the area containing the Toromocho Project. Argentum has been granted a temporary easement by Centromin to gain access to its mining operations through a central shaft located within the Toromocho concessions. This third-party underground mining operations may restrict our ability to explore and develop the Company’s mining concessions and could adversely affect the Company’s cost of operations and future profitability.
          In addition, the northern part of the Toromocho concessions includes the town of Morococha with approximately 5,000 residents. The Company’s ability to develop any mineral deposits in that area could be restricted or its costs could be significantly increased and its future profitability adversely affected.
The Company may not satisfy the terms of its agreements with Argentum to exchange mining concessions in the Toromocho Project, which could have an adverse effect on its ability to fully develop the Project.
          The Company has an option to acquire other Toromocho concessions held by Argentum. In exchange, the Company granted Argentum the option to acquire mining concessions within the Toromocho concessions near to Argentum’s other mining operations. Any failure to conclude these transactions could hinder the Company’s ability to fully develop the Toromocho concessions.
Additional mining concessions adjacent to the Toromocho Project are owned by third parties and the Company may not be able to negotiate the acquisition of these rights, which could increase its cost of operations or adversely affect its ability to fully develop the Project.
          Some mineral concessions adjacent to the Toromocho Project are owned by third parties and are not part of the agreements with Centromin or Argentum. The Company’s inability to acquire these rights may increase its operating costs or adversely affect its ability to fully explore and develop its mining concessions in the Toromocho Project.

The Company may not be able to secure good title to the additional mining concessions, which could delay or restrict the exploration and development of the Toromocho Project.
          The Company’s ability to secure good title to mining concessions is subject to known and unknown existing third-party rights in the mining concessions or property. Third parties may claim unrecorded rights to underlying portions of the Company’s interests in the Toromocho Project, and other future properties in which it acquire an interest. Such third-party rights could include prior unregistered liens, unregistered agreements, rights of way, easements, transfers or claims.
          A lawsuit has been filed in Peru by Argentum, a company owned by Pan American Silver Corp., disputing the Company’s purchase of a 50% ownership interest in four mining concessions that are located outside of the area where the Toromocho Project concessions are located, on the grounds that it had a right of first refusal to such interests. If it is not resolved, this proceeding or any subsequent litigation and appeals could adversely affect the Company’s ownership and use of these additional concessions. However, these concessions are outside the current Toromocho reserve and resource and do not offset current planning or project economics. See “Legal Proceedings”.
          In addition, the Toromocho Project had been owned by Cerro de Pasco before it was nationalized by the Peruvian government in 1974. It is unclear whether the rights of a prior owner like Cerro de Pasco would ever be resurrected. Any claim relating to the Toromocho mining concessions and related assets could result in expensive litigation to protect the Company’s rights without any certainty as to the outcome.
The Company’s operations are subject to risks and hazards inherent in the mining industry, all of which could have adverse effects on its financial condition, results of operation and future cash flows.
          The Company’s operations are and will continue to be subject to all of the hazards and risks normally incidental to exploring, developing and exploiting natural resources. Some of these risks include:
•	environmental hazards,

•	industrial accidents,

•	labour disputes,

•	unusual or unexpected geologic formations or other geological or grade problems,

•	unanticipated changes in metallurgical characteristics and copper recovery,

•	unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts,

•	periodic interruptions due to bad or hazardous weather conditions and other acts of God, and

•	unfavourable operating conditions.
          If any of these risks and hazards adversely affects the Company’s mining operations or its exploration activities, they may:
•	increase the cost of exploration, development or production to a point where it is no longer economically feasible to continue,

•	require the Company to write down the carrying value of one or more mines or a property,

•	cause delays or a stoppage in the exploration, development or production of copper,

•	result in damage to or destruction of mineral properties or processing facilities, and

•	result in personal injury or death or legal liability.
          All of these adverse consequences may have a material adverse effect on the Company’s financial condition, results of operation, and future cash flows of the company.
The Company’s operations are subject to environmental risks and it has assumed responsibility for environmental remediation of its activities in the Toromocho Project.
          The Company has assumed responsibility for any environmental liabilities resulting from its activities in Toromocho. The Company’s current or future operations, including development activities, are subject to extensive environmental regulations and contractual obligations with Centromin. The Company is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products from our mining activities. Under the Toromocho Option Agreement, it is the Company’s responsibility to control and remediate waste, effluents, tailings or other residual materials which might be generated as a result of exploration efforts. This includes restoration of surface areas that have been disturbed by the construction of drilling platforms. If the

Toromocho option is exercised, the company becomes responsible for environmental liabilities that were created by Centromin or by its predecessors, estimated by SVS Ingenieros S.A. to be US$7.3 million, not including two reclamation projects currently being undertaken by Centromin and third parties at a total estimated cost of approximately US$14.5 million plus annual operating costs of US$2 million.
          The payment of any liabilities or the costs that the Company may incur to remedy environmental impacts would reduce funds otherwise available for operations. The Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential financial exposure to the Company may be significant. The Company has not purchased insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) as it is not generally available at what the Company believes to be a reasonable price.
Currency fluctuations may adversely affect the Company’s costs.
          Since the Company use the United States dollar as its reporting currency, the effects on operating costs and on cash flows fluctuations in the foreign exchange rate and the escalation of the Peruvian Nuevo Sol relative to the US dollar may be significant. The Company does not intend to enter into hedging contracts in connection with currencies. The appreciation of the Peruvian Nuevo Sol against the US dollar would in US dollar terms increase the costs of exploration and development of the Toromocho Project, increase the future operating costs of any future mines, and increase future taxes and royalties paid to the government of Peru. These increased costs could affect the economic viability of mineralization and negatively impact copper production at our mining operations, which could materially and adversely affect the Company’s profitability, results of operation and financial condition. During 2006, the exchange rate between the US dollar and the Peruvian Nuevo Sol ranged from NS3.37 to NS3.18 per US$1.00 and the exchange rate between the US dollar and the Canadian dollar ranged from C$1.0948 to C$1.1794 per US$1.00. As at January 31, 2007, the exchange rates were NS3.19 and C$1.1792 per US$1.00.
The Company’s business could be adversely affected if it fails to comply with extensive government regulations or fail to obtain, renew or comply with necessary licenses and permits.
          The Company’s operations and properties are subject to environmental, health and safety, and other laws and regulations in the jurisdictions in which it operates. For example, the Company is subject to laws and regulations governing:
•	health and safety,

•	labour standards,

•	employment,

•	waste disposal,

•	protection of the environment,

•	mine development and prospecting,

•	mineral production,

•	use of water,

•	exports, and

•	taxes.
          It is possible that the Company may not be able to comply with existing and future laws and regulations. In addition, future changes in applicable laws, regulations, agreements or changes in their enforcement or regulatory interpretation could result in changes to the terms of the Company’s permits and agreements for its properties, which could have a material adverse impact on its current exploration program and future development projects.
          Obtaining necessary permits and licenses can be a complex, time consuming process and the Company cannot be certain that will be able to obtain all required permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop, delay or restrict the Company from proceeding with the development of an exploration project or the development and operation of a mine. Any failure to comply with applicable laws and regulations or permits could result in interruption or closure of exploration, development or mining operations, or fines, penalties or other liabilities. The Company could also lose our mining concessions under the terms of its existing agreements.

The copper supply industry is subject to a worldwide antitrust investigation, which could adversely affect the copper industry and copper prices.
          It has been reported in the press that there is a multi-jurisdictional and industry-wide investigation relating to competitive practices in the copper concentrate market. The investigation was commenced in May 2003 by the Department of Justice, the Directorate-General of Competition of the European Commission, and the Competition Bureau of Canada and there have been no announcements by the investigating authorities since that time discussing the investigation or its outcome. An article in Mining Journal, dated February 25, 2005 reported that the Department of Justice and the Competition Bureau of Canada have closed their investigations without making changes, although the investigation by the European Commission is ongoing.
          The Company cannot be certain what the timing or ultimate outcome of the investigation will be. The Company also cannot determine the impact, if any; this investigation will have on its future operations, the copper industry, copper prices or on its ability to operate profitably. The investigation may reveal that copper production has been artificially restricted or copper prices otherwise artificially or illegally inflated. If that is the case and such anti-competitive practices are terminated as a result of the investigation, copper prices may fall and revenue from the sale of copper concentrates may decline. If such events occur in the future at a time when the Company had commenced mining operations, they could have a material adverse effect on its profitability.
The Company is likely to be deemed to be a passive foreign investment company for U.S. federal income tax purposes, which could lead to additional taxes for U.S. holders of its shares.
          A passive foreign investment company or PFIC is a non-U.S. corporation that meets an income test and/or an asset test. The income test is met if 75% or more of a corporation’s gross income is “passive income” (generally dividends, interest, rents, royalties, and gains from the disposition of passive assets) in any taxable year. The asset test is met if at least 50% of the average value of a corporation’s assets produce, or are held for the production of, passive income. For calendar years 2004 and 2005, we were a PFIC. The Company believes that as of the end of 2006, the IRS would have treated it as PFIC. Based on the Company’s current income, assets and activities, it is likely that it will be considered a PFIC for U.S. federal income tax purposes for at least one or two years, if not more. As a result, a U.S. holder of the Company’s common shares could be subject to substantially increased tax liability, possibly including an interest charge, upon the sale or other disposition of the U.S. holder’s common shares or upon the receipt of “excess distributions” from the company. In the alternative, U.S. holders may enter into certain U.S. tax elections that may result in a current Federal tax liability prior to any distribution or disposition of the shares, and without the assurance of any eventual distribution or successful disposition.
The Company’s insurance coverage does not cover all potential losses.
          The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, and monetary losses and possible legal liability. Where the Company considers it practical to do so, it maintains insurance in amounts that it believes to be reasonable, including insurance for workers’ compensation, theft, general liability, destruction of property, autos and mobile equipment. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, the Company’s insurance policies may not provide coverage for all losses related to its business (and specifically do not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material and adverse effect on its profitability, results of operation and financial condition. The Company cannot be certain that insurance will be available, or that it will be available on terms and conditions acceptable to the Company. In some cases, coverage is not available or considered too expensive relative to the perceived risk.
The Company relies on its management team, outside contractors, experts and other advisors and the loss of any of them, if they cannot be replaced, could have a material adverse effect on its business and financial performance.
          The success of the Company’s operations and activities is dependent to a significant extent on the efforts and abilities of its small senior management team, as well as outside contractors, experts and other advisors. In making an investment in the Company’s common shares and warrants, shareholders must be willing to rely to a significant extent on management’s discretion and judgment, as well as the expertise and competence of outside contractors, experts and other advisors that the Company hires to advise. The loss of one or more member of senior management, key employees or contractors, if not replaced, could materially adversely affect the Company’s operations and financial performance. See “Directors and Officers.”

Several of the Company’s directors and officers serve on boards of other natural resource, exploration and development companies and may have conflicts of interest.
          Most of the Company’s directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there exists the possibility for such directors and officers to be or come into a position of conflict with the Company.
The Company is a small operator in a highly competitive industry and may not have the adequate resources to compete effectively.
          The Company competes with other mineral exploration and mining companies for the acquisition of mineral claims, permits, concessions and other mineral interests as well as for the recruitment and retention of qualified employees. Upon the start of production the Company will compete against large and established companies in the world market to sell its products. Many of the Company’s competitors have greater resources than it does. Increased competition could result in increased costs and lower prices for copper and reduced profitability. Consequently, the Company’s revenues, operations and financial condition could be materially adversely affected.
Risks Relating to the Political and Economic Environment in Peru
The Company is subject to the risks associated with foreign operations.
          The Toromocho Project is located in central Peru and, accordingly, the Company is subject to risks normally associated with exploration for and development of mineral properties in Peru. Peru is a developing country that has experienced political and economic difficulties over the years. The Company’s mineral exploration activities could be affected in varying degrees by political instability and changes in government regulation relating to foreign investment and the mining business, including expropriation. Operations may also be affected in varying degrees by possible terrorism, military conflict, crime, fluctuations in currency rates and high inflation. In addition, from time to time in the past, Peru has nationalized private businesses including mining companies. There can be no assurance that the Peruvian government will not nationalize mining companies and their assets in the future.
          Peru has experienced political and social unrest and protestors have from time to time targeted foreign mining firms. As an example of political unrest, in January 2005, a retired army major and a group of armed followers captured a police station in Andahuaylas, a small town in the southern Andes and subsequently killed four policemen. The rebel leader listed a number of grievances against Peru’s President Alejandro Toledo, including that he had sold out Peru’s interests to foreigners, and demanded that he resign. The incident lasted three days until all of the rebels were captured and put in jail in Lima pending charges.
          Alan Garcia, APRA candidate, was elected President of Peru by 52.5% of the voters in a run-off vote held on June 04, 2006. President Garcia, who has been described in the media as a socialist, pledged during his campaign to promote trade, attract international investment, reduce poverty and contain inflation. After a disappointing presidential term from 1985 to 1990, President Garcia returns to the presidency seeking to balance economic stability. During the first six months of his current term, President Garcia has maintained a friendly market policy and the country has experienced an average GDP growth of 9%.
          The Company’s operations could be adversely affected by political and social unrest in Peru.
Changes in Peruvian royalty regulations could increase the Company’s operating costs.
          The Company’s ability to conduct future exploration and development activities is subject to changes in government regulations and shifts in political attitudes over which it has no control.
If Peru increases taxes in future, there could be an adverse effect on the cost estimates that the Company has utilized in estimating mineralization, on its operating costs and on its profitability.
          Although the Company currently has no revenues from its operations in Peru, the Company is required to pay taxes in Peru on earnings generated from its Peruvian operations and these taxes are subject to change in the future. The Company’s estimates regarding the operating costs of the Toromocho Project, which it has utilized in estimating mineralization, have assumed a current Peruvian tax rate, which may be increased in the future. Accordingly, the Company’s cost estimates may not represent an accurate statement of its future tax costs.

Risks Relating to the Company’s Common Shares and the Trading Market
The Company may, in the future, issue additional common shares or other securities, which would reduce investors’ percentage ownership and may dilute the value of its shares.
          The Company’s Articles of Incorporation authorize the issuance of an unlimited number of common shares without par value and an unlimited number of preference shares without par value. Additional financing needed to continue exploration and development of the Toromocho Project may require the issuance of additional common shares, preference shares, warrants or other securities which may result in substantial dilution in the percentage of the Company’s shares held by its then existing shareholders. The Company may value any securities issued in the future on an arbitrary basis. The issuance of additional securities for future services or acquisitions or other corporate actions may also have the effect of diluting the value of the shares held by its investors, and might have an adverse effect on the trading market for its common shares.
The Company has not and does not plan to pay dividends.
          The Company has never declared or paid any dividends on its common shares and do not currently intend to pay dividends in the future. Earnings, if any, will be retained to finance further growth and development of its business.
There will be dilution upon exercise of convertible securities.
          In the event that all of the Company’s stock options and other options are exercised, there will be an additional 7,540,260 common shares available for trading in the public market. The increase in the number of common shares in the market will result in the dilution of the voting power of the Company’s existing shareholders.
The Company may pursue certain strategic alternatives and fail to accomplish them, which could significantly reduce the price of its common shares.
          On November 7, 2005, the Company announced that it retained UBS Investment Bank as a financial advisor to assist in evaluating strategic alternatives to maximize shareholder value from the Toromocho Project. Strategic alternatives under consideration may include a sale of a portion of the Toromocho Project to a strategic partner to assist in the development of the project, a sale of the project, or development of the project by the Company itself. The Company is presently evaluating developing the project in a go-it-alone basis. However, the Company will still consider the other alternatives. There can be no assurance that the Company will be able to implement any of these strategic alternatives. Furthermore, if we decide to sell all or a portion of the Toromocho Project and find that we cannot do so on favorable terms, the investment community could interpret this negatively and the price of our common shares could be reduced significantly.
Technical Information
CIM Standards Definitions
          The estimated mineral resources for the Toromocho Project have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). Definitions adopted by CIM council on December 11, 2005 (the “CIM Standards”), which were adopted by the Canadian Administrators’ National Instrument 43-101 Standards for Disclose for Mineral Projects (“NI 43-101”). The following definitions are reproduced from the CIM Standards:
          The term “Mineral Resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.
          The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

          The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
          The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
          The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.
          The term “Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
          The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
Mineral Projects
Toromocho Project
          On February 9, 2006, the Company announced the completion of the Pre-Feasibility Study by SNC-Lavalin and the Company filed an update to the Pre-Feasibility Study in the form of the 43-101 Technical Report, which was prepared by 2006 prepared by each of James M. Marek, P.E., IMC, James William Gulyas, P.Eng., SNC-Lavalin Engineers and Constructors Inc. and Martin C. Kuhn, P.E., Mineral Advisory Group, LLC, each of whom is a “qualified person” as defined in NI 43-101. The information set forth below is based, in part on the 43-101 Technical Report and certain updates certified by J. David Lowell, Registered Professional Engineer, Arizona State Board of Technical Registration and Executive Chairman of the Company, who is a “qualified person” pursuant to NI 43-101 requirements.
          On August 28, 2006, the Company announced that it commissioned Aker Kvaerner Metals in Tucson, Arizona to conduct a Feasibility Study for its Toromocho Project and it estimated that the study should be completed by year-end 2007. On December 18, 2006, the Company announced that it had made a new discovery adjacent to the Toromocho deposit, which is continuing to define by drilling a copper-zinc skarn deposit located immediately south-east of its existing copper deposit. On January 3, 2007, the Company announced that a second zinc, copper zone is being drill tested immediately north of the Toromocho orebody. On February 5, 2007, the Company announced that it has received favourable results from its recent column leach testing at the Toromocho Project.
Project Description and Location
          The Toromocho Project is located in central Peru, approximately 140 kilometers east of Lima in the Morococha mining district. The region has steep topography with elevations over the project area ranging from 4,500 metres to over 4,900 metres above sea level.

          The Toromocho Project consists of a total of 58 mining concessions representing a total of 1,310.7 hectares, with registered surface rights covering 6,488.4 hectares. Thirty-seven of the 58 concessions, totalling 1,248.0 hectares, are 100% owned by Centromin; ten of the 58 concessions, totalling 32.1 hectares, are owned jointly by Centromin and third parties; six of the 58 concessions, totalling 19.4 hectares, are 100% owned by the Company; and four of the 58 concessions are owned jointly by the Company and third parties. The Company is at various stages of negotiation with each of the third parties with respect to the purchase of each third party’s interest in these concessions.
          The Company through a Share Purchase Agreement with Austria Duvaz acquired Minera Centenario S.A.C. and its 30 mining concessions totalling 94.91 hectares.
          The Company, through an agreement with Austria Duvaz acquired an option to purchase 30 mining concessions totalling 129.66 hectares. Twenty six of the 30 concessions are 100% owned by Austria Duvaz and the remaining 4 are owned jointly by Austria Duvaz and third parties.
          The Company currently holds the right to acquire all of the mining claims and surface rights it requires in order to explore and develop the land within the IMC pit limit with the exception of 4.5 hectares of surface rights which are 100% owned by Argentum with which the Company is currently in negotiations.
          The Company believes that any third party rights to the mineral concessions or surface rights contained within the Toromocho Project will not adversely impact on the Company’s ability to explore and develop the Toromocho Project.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
          Access to the Toromocho Project is by either the paved central highway or the central railway, which both connect the Morococha mining district to Lima and La Oroya. The distance from Lima to Morococha is approximately 142 kilometres by road and approximately 173 kilometres by rail. The distance east to La Oroya is approximately 32 kilometres by road and approximately 35 kilometres by rail.
          The climate of the Morococha mining district has two well defined seasons. The wet season is from November to April and has frequent hail and snowfalls with temperatures ranging from 3 to 20 degrees Celsius. Total wet season precipitation averages 605 millimetres. The balance of the year is reasonably dry with squalls. Temperatures range from -4 to 14 degrees Celsius. The wind is generally from a northerly direction with a maximum recorded speed of 30 km/hr.
          The town of Morococha has an estimated population of 5,000. A large part of the population of the town of Morococha, of the Morococha district and the neighbouring area work in the mining industry and can provide a pool of skilled and experienced labour. The Company is conducting an evaluation of the socio-economic conditions in Morococha to determine the potential impact of the Toromocho Project on the area. During 2005 and 2006, the Company established social programs, held discussions with town and district officials, and made presentations to communities and community assistance programs.
          A third party is currently operating small underground mines close to the area containing the Toromocho Project and another third party currently gains access to its mining operations through a central shaft located close to the area containing the Toromocho Project. The rights of such third parties may be curtailed upon Peru Copper exercising the Toromocho Option, so as not to affect its work on the Toromocho Project.
          The area around the Toromocho Project pit is characterized by steep mountainous terrain with glacial valleys. In the mine area, elevations range from 4,500 metres to over 4,900 metres above sea level. The Toromocho deposit sits in a broad valley or basin that opens to the south. Topography climbs to the west, north and east away from the centre of the deposit.
          Power is currently available in Morococha. However, additional power lines would be required to supply adequate power to mining operations of the scale of the Toromocho Project. The electricity market in Peru is deregulated and there are a number of potential suppliers of power to the Toromocho Project. It is planned power will be taken from the 220 Kv substation located at Pachachaca and transmitted to the site via a 9 km. transmission line. Although the Company does not foresee any major issue in securing an adequate power supply, failure to secure adequate power could prevent or hinder our ability to develop or fully exploit the mining concessions.

          On May 23, 2006, the Government of Peru issued the Supreme Decree 027-2006-AG to declare that 34,700,000 cubic meters per year from the ground waters from the aquifers of the Rumichaca, Huascacocha and Pucara sub-basins of the Mantaro river basin are reserved in favour of the Toromocho Project for a two-year term. The Company is evaluating several potential water sources that make use of surface and underground water in the immediate area of the Toromocho Project in the Morococha district. Based on this evaluation, the Company will apply for the appropriate water use licenses.
          The Company is also evaluating the selection of tailings storage locations. Several areas are available in the immediate area of the Toromocho Project for tailings, mine waste and stockpile storage. Based upon these preliminary evaluations, there appears to be sufficient room for storage of tailings, waste, leach, and stockpile material.
History
          Exploration work on the Toromocho deposit dates from 1928 when a low-grade copper zone was discovered.
          During the period from 1950 through 1970, exploration was carried out on the Toromocho deposit by Cerro de Pasco Corporation. In 1973, the Peruvian Government declared all mining rights in Toromocho obsolete and nationalized them, transferring the properties to Centromin. During the mid-1970s, Centromin completed 61 holes of diamond drilling, the last major exploration drilling on the Toromocho Project.
          In 1980, Centromin hired Kaiser Engineers to prepare a detailed feasibility study of the project. The feasibility study proposed a conventional open pit mining operation delivering 30,000 tonnes per day of ore to a flotation concentrator along with a low-grade heap leach operation.
Geological Setting
          The Morococha area is characterized by a series of folded paleozoic and mesozoic rocks that are primarily limestone. This sequence has been intruded with multiple igneous events. The intrusives helped to prepare the area for mineralization and also provided the source for hydrothermal mineralization.
          The limestone sediments have been folded into an anticline structure with a general north-northwest trend so that the limbs dip roughly east and west. Sediments in the immediate area of the Toromocho deposit are Pucara group Jurassic age dolomites, and siliceous limestones, with some mixed volcanic flows.
          Intrusions in the Morococha area are tertiary in age with several different textures. At the contact between the intrusions and the limestones, contact metamorphic skarns have been formed.
Exploration
          Toromocho has been explored by detailed geological mapping, diamond drilling, a small open pit and limited underground development. Bulk samples were collected for assays and metallurgical tests, which were conducted during the time that Cerro de Pasco Corporation and Centromin owned the Toromocho Project.
          The Cerro de Pasco Corporation and Centromin carried out four diamond drilling campaigns (1966-68, 1970 -71, 1972 -73, 1974 -76). Historic references indicate a total of 143 holes were completed, totalling 55,204 meters. However, the electronic drill hole data base from Centromin contains 139 original holes.
          The Company began its exploration program on the Toromocho Project in 2003. During 2003, five diamond drill holes were completed as twin holes drilled within a few meters of holes drilled by Cerro de Pasco Corporation and Centromin. These holes were drilled to check assay values and geologic analysis of the historic drilling data. Additional drilling by the Company since 2003 has resulted in a total of 221 PCI drill holes at Toromocho.

Mineralization
          The Toromocho deposit is a copper – moly porphyry system hosted in both sediments and contact metamorphic skarns. The deposit has been subject to secondary enrichment forming a thick zone of mixed chalcocite and chalcopyrite in the upper zones of the deposit.
          Hydrothermal mineralization of the Toromocho deposit is well zoned. The metal zonation crosses rock type boundaries although the skarn units are better hosts than the intrusives. The deposit shows well developed concentric silicate alteration along with the metal zoning. There is a central potassic zone with secondary biotite, quartz and pyrite which is surrounded by a phyllic zone with quartz, sericite. The outer zone is propylitic with epidote, chorite, calcite, and sphene.
          The Toromocho deposit is a roughly vertical cylindrical shaped mass, but in detail has a complex shape. Intrusive bodies cut dipping limestone beds forming metamorphic skarns. The copper grade is usually higher in the skarn forming large sub-horizontal higher grade zones. All of the rock units can be brecciated to various degrees.
          Some enargite has been found in the highest part of the Toromocho, usually in high grade veins, with an general east northeast trend, but it is not present in most of the orebody. Then enargite will be minimized in the flotation plant feed by careful ore control.
          The distribution of chalcocite in the deposit is not typical for a porphyry copper deposit. Chalcocite enrichment blankets in other porphyry coppers seldom exceed 100 to 200 metres in thickness and the primary chalcopyrite is usually all replaced by chalcocite. At the Toromocho Project, chalcocite is distributed vertically over at least 250 metres, but some chalcopyrite remains throughout much of this interval.
          The Company’s interpretation of the primary Toromocho Project ore control is evolving. The Company now believes that the ore body is a combination of brecciation and skarn hosted mineralization.
Drilling
          A summary of the various diamond drilling exploration campaigns on the Toromocho Project to December 31, 2006 is set forth below:

		Drill	Drill
Company	Date	Holes	(meters)

Cerro de Pasco	1966-1968	33	11,316
Cerro de Pasco	1970-1971	39	7,498
Cerro de Pasco	1972-1973	10	1,437
Centromin	1974-1976	61	22,143
Peru Copper	2003	5	1,965
Peru Copper	2004 - 2005	186	88,108
Peru Copper	2006	30	6,642

Total :		364	139,109
          For clarity, IMC refers to the drill hole data from the Cerro de Pasco and Centromin drilling as “Old Holes” and the drill hole data completed by the Company from 2003 to 2006 as “New Holes”.
          All information available to IMC indicates that all of the Old Holes are diamond drill holes of various diameters from 42 to 55 millimetres in diameter. Core recovery was variable in the Old Holes with average core recoveries reported as approximately 80%.
          The Old Holes were provided by Centromin to the Company as ten-meter bench composites. These composites were not calculated from the individual assay intervals, but rather assays of pulp weight composites where pulps of representative weight were combined to form a single pulp representing the ten-meter bench interval. IMC has no documentation regarding the procedures used to make up the pulp weight composites. IMC obtained paper copies of the original interval by interval (about 1.3 meters long) assay results for the five Old Holes that were twinned with the New Holes. IMC then calculated conventional 10 meter composites for the five twinned Old Holes for comparison against the pulp weight composites over the same intervals.

          The Old Holes and the New Holes are located on an exploration drill grid that is rotated about 21 degrees counterclockwise from UTM. IMC and the Company have rotated all of the data into the UTM system and IMC has assembled the block model in the UTM system. The drill hole naming convention utilizes two hyphenated numbers. The first is the original easting to the nearest 100m, the second is the northing to the nearest 100m.
          The Old Holes are generally on a 100 to 120m spaced drill grid with more infill drilling in the central area of the deposit.
          The New Holes were generally HQ core (63.5mm diameter), recovered with face discharge bits and split inner barrels. Every effort was made to maximize core recovery. A few New Holes are PQ diameter for metallurgical sample purposes.
          Within the New Holes, every interval was assayed for total copper and occasional additional metals. Weight composites were also generated for the New Holes and those composites were then sequential assayed as follows:
•	Total copper,

•	Acid soluble copper, (nominal room temperature dissolution)

•	Cyanide soluble copper, on the acid soluble reject · Total copper tail, on the cyanide soluble reject.
          Additional assays completed on the New 10m pulp weight composites were:
•	Gold

•	Silver

•	Zinc

•	Molybdenum

•	Iron

•	Arsenic
Sampling and Analysis
          The drill cores from the New Holes were sampled by splitting the core with subsequent preparation of samples for assay. IMC does not know the precise procedures applied by Cerro de Pasco and Centromin for splitting and sampling core from the Old Holes. Peru Copper has thousands of the old sample pulps from Centromin and Cerro de Pasco. Those pulps have been used for recent confirmation assays, as discussed below. Split core is still available for many of the Old Holes.
          The sampling for the New Holes was completed and led by the Company. The core was split by diamond sawing at the core shed in Tuctu, which is located about three kilometers from the Toromocho Project. The core handling procedures at site are generally as follows:
•	HQ and PQ Core are boxed in galvanized steel boxes at the drill rig;

•	the core is transported to the Company’s core logging facility at Tuctu;

•	the core is washed and photographed;

•	geotechnical logging is completed on the whole core;

•	geologic logging is completed on the whole core;

•	the core is dry sawn lengthwise;

•	half of the core is retained at the Company’s core shed at Tuctu;

•	half of the core is sent to CIMM Peru S.A. (“CIMM”),in Lima, for sample preparation and assay; and

•	split core is transported to the sample prep lab by the Company.

          Sample intervals lengths for the New Holes are generally 1.50 to 1.55 meters in length corresponding to a five foot drill run. No effort was made with the new drilling to break the sample at geologic contacts. Sample lengths for the Old Holes generally average 1.30 meters in length, with significant variance. Many shorter intervals are apparent in the Old Holes. Such shorter intervals are likely a function of drilling problems rather than an effort to match geologic contacts.
          The Company has embarked on additional sampling of underground drifts in the area of the Toromocho Project by channel sampling the drifts. Information obtained on this basis is being used as part of the Company’s regional exploration to determine the potential for more mineralization in the district. IMC did not use drift and channel data to establish the mineral resource estimates.
          The electronic copy of the data from the Old Holes obtained by IMC represented bench interval composites that were ten meters long. A basic statistical summary of the ten meter Old Hole data is 139 holes, with 4,157 composites, with values averaging 0.425% total copper. For comparison, the statistics for ten-meter composites of the New Holes that the Company drilled is 186 holes with 8,515 composites with values averaging 0.45% total copper, plus multiple accessory minerals.
Security of Samples
          The sample preparation of the Old Holes by Cerro de Pasco and Centromin is unknown to IMC other than that a finely ground pulp was prepared from split drill core. The Company’s sample preparation and handling of the New Holes has been under its control or the control of its contractor lab, CIMM. Consequently, the relative reliability of the Old Holes is established only by comparison to the New Holes.
          IMC has visited the Company’s core handling facilities at Tuctu, near the Toromocho Project, and CIMM in Lima and has confirmed the application of the procedures set out below.
          The core handling through sawing is completed by the Company at Tuctu. The Company transports the half core to the CIMM sample preparation and assay lab in Lima. CIMM completes sample preparation under contract to the Company.
          The CIMM lab practices proper cleaning and maintenance of sample preparation equipment. IMC commented positively on the cleanliness and organization of the CIMM facilities.
          The Company’s samples are dried at 100 degrees Celsius for six to eight hours upon arrival at CIMM. Samples are subsequently crushed in a jaw crusher to nominally 90% passing 1/4 inch (five to six millimeters). Barren quartz is run between samples to clean the jaws of the crusher. The unit is also cleaned with compressed air between samples with a well designed air injection lid on the crusher associated with a dust collection system installed to minimized airborne contamination dust. All sizing units at CIMM are installed with a dust collection system.
          The sample is subsequently split with a riffle splitter and the coarse reject saved for future use. The other half of the split is next roll crushed to 90% passing 10 mesh. A second riffle split is completed in two passes in order to establish about 1,000 grams for pulverizing. Screen analysis results were provided to IMC for review.
          The pulps are blended and split into four pulps of about 250 grams each. One of the pulps is assayed for copper and arsenic. Composites of the pulps are used to make up a composite pulp that represents ten meter bench intervals. These are developed by precise weighing of each of the component pulps in the same ratio as the component of the drill sample with the ten meter interval. The composites are then assayed sequentially for copper and other elements. The total copper assay procedure at CIMM is an aqua regia digestion followed by atomic analysis absorption (“AA”). Acid soluble assays are based on a nominal room temperature sulphuric acid dissolution, followed by AA. The acid soluble rejects are rinsed, dried and dissolved in cyanide solution followed by AA to estimate the amount of chalcocite and other cyanide soluble species. IMC has analyzed the results of the check assays and found them to be proper confirmation.
          The assay method for the Old Holes by Cerro de Pasco and Centromin were reported as the short iodide method, which is a titration process. The verification comparisons of the Old Holes to the New Holes illustrate that the Old Holes appear to overestimate copper grade in areas where the copper grade is in the range of less than 0.20% copper range. The titration chemistry that seeks the copper ion will instead report the Fe++ion when copper values are low and Fe values are high. This situation certainly occurs in the leach cap environment at the Toromocho Project.
Mineral Resources
          The mineral reserves and mineral resources were estimated at Toromocho Project based on all available drilling information through October 2005, a block model, a mine plan, and the resulting Pre-Feasibility Study.
          The estimated mineral reserves and resources set forth in the following chart in respect of the Toromocho Project are stated as at March 27, 2006, and are based upon the 43-101 Technical Report dated March 22, 2006, prepared by John Marek P.E., President and Senior Mining Engineer of IMC, and an updated resource estimate dated as of March 27, 2006, which was prepared in accordance with NI 43-101.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
          This section refers to the terms “Inferred”, “Measured” and “Indicated” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured Mineral Resources, Indicated Mineral Resources, or Inferred Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Investors should also note that there is a different definition for reserves between SEC guide no. 7 and CIM Standards applicable under Canadian rules.

	Mineral Reserves (1)
	Tonnes	Grade	Grade	Grams per	% Copper
Category	(Millions)	%Cu	% Mo	Tonne AG	Equivalent(6)
Proven (2)(3)	465.4	0.57%	0.021%	6.54	0.80%
Probable (2)(3)	909.6	0.48%	0.016%	7.33	0.67%
Proven + Probable (4)	1,375.0	0.51%	0.018%	7.06	0.71%

	Mineral Resources in Addition to Reserves
	Tonnes	Grade	Grade	Grams per	% Copper
Category (0.27% eqcu Cut-off)	(Millions)	%Cu	% Mo	Tonne AG	Equivalent(6)
Measured (2)	64.1	0.41%	0.013%	6.55	0.58%
Indicated (2)	537.3	0.37%	0.016%	6.85	0.57%
Measured + Indicated (5)	601.4	0.37%	0.016%	6.82	0.57%
Inferred	151.0	0.46%	0.010%	7.85	0.61%

(1)	The NI 43-101 Technical Report complies with NI 43-101. Mineral resource classifications are, in all material respects, based upon the CIM Standards.

(2)	Metal prices for mineral reserves and resources, US$0.90/lb copper, US$6.00/lb molybdenum, US$5.50/oz silver.

(3)	Cutoff grades for mineral reserves vary over time and are based on flotation cutoffs that range from US$4.22 to US$3.52 net smelter return per tone and leach cutoffs that range from 0.44% to 0.085% soluble copper.

(4)	Proven and probable mineral reserves under Canadian standards do not have demonstrated economic viability in the United States and are not mineral reserves in the United States.

(5)	Measured, Indicated and Inferred resources are not mineral reserves and do not have demonstrated economic validity.

(6)	Equivalent Copper on this Table is based on Copper +9.70 x molybdenum + 0.0007 x Silver ($1.00/lb Copper, $10.00/lb Mo, $5.50/oz Silver). Heap Leach Ore receives no credit for Molybdenum or Silver content in the equivalent copper calculation.
Exploration and Development
          The Company’s current program of exploration on the Toromocho Project was based on a two-phase work program. The exploration program is directed toward the definition of and extension of mineralization in the IMC Pit resource area and extension of the Toromocho Project toward the northeast into a copper, zinc, silver deposit called the Northeast Extension. Approximately 63% of the drilling in Phase 1 occurred in the IMC Pit area and 37% was in the Northeast Extension.

     The Company’s Phase 1 drill campaign has been completed, with a total of 40,878 metres having been completed by the end of December 2004, and the balance having been completed in January 2005.
     During 2005, the Company’s drill campaign Phase 2 included an analysis of its drilling completed under Phase 1 of its exploration work program, as well as additional drilling to confirm historical results and to identify and delineate additional mineralization. In 2005, the Company drilled approximately 44,108 meters, out of a planned 50,000 meters which focused on in-fill drilling and at depth drilling in the IMC area of the Toromocho Project to confirm previous drilling results and drilling directed to the definition and extension of mineralization in the north-eastern are of the project.
     The exploration timetable for 2006 was based upon continued drilling activity, metallurgical testing, and land acquisition activity to build upon progress made during 2005. During 2006, the Company completed 6,642 meters of drilling in the southern zone outside the limits of the IMC pit. These drill holes encountered copper, zinc, silver and gold mineralization. The land acquisition program for 2006 focused on the acquisition of additional mining concessions that may be needed for future operations and on the acquisition of lots in the Town of Morococha. Technical studies of water, slope stability and tailings storage continued during 2006.
     Continued metallurgical testing is in progress and additional samples are being collected for planned metallurgical testing. Hazen Research, Inc. and Metcon Research, Inc. have been retained and are conducting ongoing metallurgical tests to determine grade and recovery levels achievable using floatation and potential leaching of concentrates from floatation. Contractors have been identified and contracted to conduct the initial geotechnical, water, environmental, and social studies summarized above.
New Discovery of Copper-Zinc Mineralization Found Adjacent to Existing Toromocho Orebody
     On December 18, 2006, the Company announced that it had made a new discovery adjacent to the Toromocho deposit. The Company is continuing to define it by drilling a copper-zinc skarn zone located immediately south-east of its existing copper deposit. The skarn is peripheral to the extensive breccia pipe that hosts the Toromocho porphyry copper deposit.
Second New Discovery of Copper- Zinc Mineralization Adjacent to Existing Toromocho Orebody
     On January 03, 2007, the Company announced that a second copper-zinc zone is being drilled tested immediately north of the Toromocho orebody. This skarn mineralization is peripheral to the large collapsed breccia pipe which hosts most of the two billion tonne Toromocho copper orebody.
Favourable Column Leach Results
     On February 5, 2007, the Company announced that it had received favourable results from the recent column leach testing at the Toromocho copper deposit. The preliminary column leach test results detailed below suggest that the geology of the Toromocho orebody maybe particularly suited to an initial heap leach operation followed by flotation concentration. This could mean a significantly smaller up front capital investment for the Company, as well as a shorter timeframe to copper production.
     The upper 200 to 300 meters of mineralization contains the highest percentage of chalcocite, a copper mineral soluble in ferric iron solution, but this zone is relatively low in molybdenum which increases progressively with depth and becomes an important by-product below a depth of 200 meters. Neither molybdenum nor silver will be recovered in the heap leach process but will be in the flotation concentration operation which follows.
     Sources of sulphuric acid are being evaluated, including local and other sources. Also, various arsenic management options are being evaluated for the small percentage of Toromocho ore which is affected, including ore segregation, inclusion in heap leach and evaluation of smelting options, including a possible smelting destination in Peru which has higher penalty thresholds.
     As Peru Copper continues to explore possibilities to optimize the economics of the Toromocho orebody, it is on track to complete a full Feasibility Study by year-end of 2007. Additional feasibility work is also being carried out to evaluate the column leach test results for the initial heap leach operation and subsequent flotation plan.
Leach Results

     The results of leaching 28 large diameter columns run on intrusive copper mineralization have shown higher copper recovery and shorter leaching time than had been expected. Recovery has generally been in the range of 60% of total copper. Preliminary results are as follows:
Intrusive Rock Types:
     A 25 tonne sample of intrusive mineralization was collected from the existing open pit and prepared for leach at Plenge Labs in Lima.
     Samples were subjected to leach ranging from 6”, 4”, 2” and 1” top crush size. The samples were subjected to various amounts and rates of acid addition to the column leaches. The following results have been reported by Plenge Labs for some selected samples.
     1” top size intrusive mineralization containing 0.33% total copper of which 53.5% was cyanide soluble copper was subjected to an acid cure and leached in a ferric sulphate environment for 295 days. The intrusive sample leached well and 72.9% of the total copper was leached. The sample consumed 25.7 kg/t sulphuric acid. Non-cyanide soluble appeared to leach well and the mineralization was still producing copper at the time the leach was terminated.
     4” top size intrusive mineralization containing 0.33% total copper, of which 53.5% was cyanide soluble copper, was subjected to a leach using an application rate of leach solution of 15 L/hr-m2 of 5 gpL H2SO4. The rock was leached for 247 days and yielded 53.5% total copper recovery. An identical sample crushed to 6” top size is still running and the total copper recovery has exceeded 60%. The copper is still leaching in the 6” column. Total acid consumption of the 4” material was 21.9 kg/t.
     Bacterial activity oxidizing ferrous iron to ferric iron was noted in all of the intrusive testing.
Blended Skarn and Intrusive Rock Types:
     Two columns of blended 1” top size mineralization were run for about 170 days. One column consisted of a 63% intrusive 37% skarn blend. Leach solution was introduced at 5L/hr-m2 and 5 gpL H2SO4. The blended sample did not exhibit percolation problems as noted in the 100% skarn columns. The blended mineralization assayed 0.43% copper of which 42.7% was cyanide soluble. In 170 days the column yielded 53.1% copper extraction and 14.26 kg/t sulphuric acid consumption. Although the acid consumption appears to be low it was necessary to add ferric sulphate to the system, increasing the actual acid addition to the column. The second column had similar results to the first column.
High Arsenic Rock Types:
     Two columns were run on drill core composites representing high arsenic material that will be diverted to heap leach to avoid smelter arsenic penalties. This material was crushed to 3/4” top size and leached in 4” columns at a leach solution application rate of 15 L/hr-m2. The mineralization was leached for about 175 days. The samples contained 0.446% and 0.349% total copper of which about 73.5% was cyanide soluble. After 175 days of leaching the respective copper recoveries were 64.9% and 72.9% with 21.4 kg/t and 17.96 kg/t gross acid consumption. Both columns were producing their own acid by the time the leaches were terminated and both are still responding to the ferric sulphate leach solution.
ITEM 5
DIVIDENDS
     The Company has not paid dividends in the past and it does not expect to have the ability to pay dividends in the near future. If the Company generates earnings in the future, it expects that they will be retained to finance further growth and, when appropriate, retire debt. The Company’s directors will determine if and when dividends should be declared and paid in the future based on our financial position at the relevant time. All holders of the Company’s common shares are entitled to an equal share in any dividends declared and paid on the common shares.

ITEM 6
DESCRIPTION OF CAPITAL STRUCTURE
Authorized Capital
     The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preference shares issuable in series, of which it has 119,339,517 common shares and no preference shares issued and outstanding as of the date hereof.
Common Shares
     The Company’s common shares entitle the holder thereof to receive notice of any meetings of shareholders of Peru Copper, and to attend and cast one vote per common share at all such meetings. Holders of the Company’s common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the board of directors at its discretion from funds legally available therefore and, upon the liquidation, dissolution or winding up of Peru Copper, are entitled to receive on a pro-rata basis the net assets of the company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to, or on an equal basis with, the holders of common shares with respect to dividends or liquidation. The Company’s common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.
Preference Shares
     The Company’s preference shares may, at any time or from time to time, be issued in one or more series. The Company’s board of directors shall fix before issue, the number of, the consideration per share of, the designation of the voting rights in respect of, and the provisions attaching to the shares of each series. The preference shares of each series rank on a parity with the preference shares of every other series and are entitled to preference over the common shares and any other shares ranking subordinate to the preference shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the company.
ITEM 7
MARKET FOR SECURITIES
Price Range and Trading Volume
Common Shares
     The Company’s common shares are listed and posted for trading on the TSX under the symbol “PCR”. The following table sets forth information relating to the monthly trading of the common shares on the TSX for the fiscal year ended December 31, 2006.

Period	High	Low	Volume
	(Cdn.$)	(Cdn.$)
January 2006	3.79	2.81	7,183,133
February 2006	4.52	3.31	6,446,831
March 2006	3.91	2.89	7,107,123
April 2006	3.84	2.46	18,163,696
May 2006	6.06	3.13	17,696,264
June 2006	7.65	4.05	17,548,384
July 2006	5.91	4.60	1,377,999
August 2006	5.94	4.65	1,444,173
September 2006	5.71	4.48	811,894
October 2006	4.99	3.65	768,352
November 2006	4.50	3.69	602,940
December 2006	4.71	3.80	2,467,967

Common Share Purchase Warrants
     The Company’s warrants were listed and posted for trading on the TSX under the symbol “PCR.WT”. The following table sets forth information relating to the monthly trading of the warrants for the fiscal year ended December 31, 2006.

Period	High	Low	Volume
	(Cdn.$)	(Cdn.$)
January 2006	1.48	0.59	2,255,765
February 2006	2.24	1.05	1,718,234
March 2006(1)	1.60	0.74	818,145

(1)	The Company’s common share purchase warrants expired on March 18, 2006.
ITEM 8
DIRECTORS AND OFFICERS
     The following table sets forth the name, province/state and country of residence, position held with the Company, principal occupation, business or employment of each of its directors and executive officers and the period(s) during which each has served as a director of the Company. All directors hold office until the next annual meeting of the Company’s shareholders or until their successors are elected or appointed.

Principal Occupation, Business
Name, Province/State and Country	Position with the Company	or Employment

J. David Lowell Arizona, United States	Executive Chairman; Director since February 24, 2004	Executive Chairman of Peru Copper

Gerald A. Wolfe Lima, Peru	President, Chief Executive Officer; Director since January 15, 2007	President and Chief Executive Officer of Peru Copper

Catherine E. McLeod-Seltzer British Columbia, Canada	Director since February 24, 2004	Chairman and Director of Pacific Rim Mining Corp., a public resource company

George R. Ireland (1)(2)(3) Massachusetts, United States	Director since May 12, 2004	President of GRI Holdings LLC, a private investment management company

Carl L. Renzoni (1)(3) Ontario, Canada	Director since June 8, 2004	Independent contractor currently serving as a director of Meridian Gold Inc., International Molybdenum plc and Peru Copper

John P. Fairchild (1)(3) British Columbia, Canada	Director since November 24, 2004	Independent contractor currently serving as a director of Peru Copper

Thomas J. O’Neil (2)(4) Arizona, United States	Director since February 8, 2005	Independent contractor currently serving as a director of Fording, Inc. and Peru Copper

Miguel Grau M. (2)(4) Lima, Peru	Director since February 6, 2006	Partner in Estudio Grau, Abogados, a law firm in Lima, Peru

Principal Occupation, Business
Name, Province/State and Country	Position with the Company	or Employment

David E. De Witt British Columbia, Canada	Vice President of Corporate Development; Director since November 24, 2004(5)	President of Pathway Capital Ltd., a private venture capital company

H. Eric C. Peitz Lima, Peru	Chief Financial Officer since August 1, 2006	Chief Financial Officer of Peru Copper

Patrick De Witt British Columbia, Canada	Director of Investor Relations and Governmental Affairs (Canada)	Director of Investor Relations and Governmental Affairs (Canada) of Peru Copper

Angel Alvarez Lima, Peru	Vice President, Exploration	Vice President, Exploration of Peru Copper

Thomas G. White Utah, United States	Vice President of Project Development since June 1, 2006	Vice President of Project Development

Paul M. Stein Ontario, Canada	Corporate Secretary	Partner in Cassels Brock & Blackwell LLP, a law firm in Toronto, Ontario

Armando J. Arrieta M. Lima, Peru	Director of Peruvian Legal Affairs since May 10, 2006	Partner in Estudio Muniz, Ramirez, Perez-Taiman & Luna-Victoria, a law firm in Lima, Peru

(1)	Member of the Audit Committee. (2) Member of the Compensation Committee.

(3)	Member of the Corporate Governance and Nominating Committee.

(4)	Member of the Environmental and Technical Committee

(5)	Mr. De Witt also served as a director of the company from February 24, 2004 to June 8, 2004.
     The principal occupations, businesses or employments of each of our directors and executive officers during the past five years are disclosed in the brief biographies set forth below.
     J. David Lowell —Executive Chairman and Director. Mr. Lowell co-founded Minera Peru Copper S.A. in Peru in April 2003 and Peru Copper Syndicate Ltd. in the Cayman Islands in April 2003. In February 2004, Mr. Lowell co-founded Peru Copper Inc. in Canada. Mr. Lowell was the Company’s non-executive Chairman of the Board from February 24, 2004 to June 08, 2004, when he was appointed Executive Chairman of the Board. From April 2006 through June 2005, Mr. Lowell also served as Chairman of Bear Creek Mining Corporation. In January 1992, Mr. Lowell organized the Arequipa exploration project in Peru which he funded during the first year. In 1993 Arequipa Resources Ltd was co-founder with Catherine McLeod-Seltzer and served as Chairman and Exploration Manager until August 1996, when Arequipa, including the Pierina gold discovery, was acquired by Barrick Gold Corporation. During most of his career Mr. Lowell has been a consultant working for more than 100 companies and national governments including 88 large multinational companies. He is the Manager of Lowell Mineral Exploration LLC, a private consulting and mineral exploration company he founded in 1961. Mr. Lowell received a Bachelor of Science degree in Mining Engineering in 1949 and an Engineer of Geology degree in 1959 from the University of Arizona and a Masters of Science degree in Geology from Stanford University in 1957. He is a citizen and resident of the United States.
     Gerald A. Wolfe – President, Chief Executive Officer and Director. Mr. Wolfe joined the Company as its President and Chief Executive Officer and as a Director on January 15, 2007. From June of 2003 to December of 2006, Mr. Wolfe was the Vice President of Operations and the President and chief Executive Officer of Compañia Minera Antamina in Lima, Peru, a large producer of copper and zinc located in the central Andes of Peru. From May of 2000 to May of 2003, Mr. Wolfe was the General Manager for Minera Lomas Bayas in Antofagasta, Chile, a producer of copper cathode using heap leach SX/EW. From January of 1998 to April of 2000, Mr. Wolfe held a number of positions with Boliden Limited, including Group Manager, Mining Operations, General Manager – Technology and Development and General Manager – Projects. Boliden Limited operated several mines in Sweden,

Canada, Spain and Chile. From November of 1995 to December of 1997, Mr. Wolfe was the General Manager – Projects for Westmin Limited, a British Columbia based mining company. Mr. Wolfe received a Bachelor of Science degree in Engineering from Queen’s University in 1979. Mr. Wolfe is a citizen of Canada and a resident of Peru.
     Catherine E. McLeod-Seltzer —Director. Ms. McLeod-Seltzer co-founded Minera Peru Copper S.A. in Peru in April 2003 and was elected a director of Peru Copper in February 2004. Ms. McLeod-Seltzer currently holds positions with the following public mining companies: Chairman and a director of Pacific Rim Mining Corp., which position she has held since April 1997; Co-Chairman and a director of Stornoway Diamond Corporation, which position she has held since November 11, 2001, Chairman of Bear Creek Mining Corporation, which position she has held since May 11, 2005, and a director of each of Bear Creek Mining Corporation since April 2000, Miramar Mining since March 2001 and Kinross Gold Corporation since October 2005. Ms. McLeod-Seltzer also served as a director of Francisco Gold Corp. from July 1993 to October 2002. In 1993, Ms. McLeod-Seltzer co-founded Arequipa Resources Ltd. with J. David Lowell, and acted as President and Chief Executive Officer of Arequipa Resources Ltd., until 1996, when the company was acquired by Barrick Gold Corp. Ms. McLeod-Seltzer received a Bachelor of Business Administration degree from Trinity Western University in British Columbia in 1984. Ms. McLeod-Seltzer is a citizen and resident of Canada.
     George R. Ireland —Director. Mr. Ireland joined the Company in May 2004. Mr. Ireland is President of GRI Holdings LLC, an investment management company which manages Ring Partners L.P., a Colorado limited partnership, Geologic Resource Fund Ltd., a Grand Cayman investment company, and Geologic Resource Fund L.P., a Delaware Limited Partnership, which position he has held since June 2000. Prior to such time, Mr. Ireland was an analyst at Knott Partners L.P., a Delaware limited partnership, since May 1993. Mr. Ireland has also served as a director of Uranium Resources, Inc. since June 1995, and a director of Geoinformatics Exploration Inc. since November 2005. Mr. Ireland received a Bachelor of Science degree in Resource Economics and Geology from the University of Michigan in 1980. Mr. Ireland is a citizen and resident of the United States.
     Carl L. Renzoni —Director. Mr. Renzoni joined the Company in June 2004. Mr Renzoni was an investment banker at BMO Nesbitt Burns Inc. from June 1969 and more recently a Managing Director until his retirement in November 2001. Mr. Renzoni is also a director of Meridian Gold Inc., a gold mining and exploration company with operations in Chile and the Americas, which position he has held since May 2000. Meridian is based in Reno, Nevada and is listed on the New York Stock Exchange and the Toronto Stock Exchange. Since May, 2005, Mr. Renzoni has also served as a director of International Molybdenum plc, a U.K. based molybdenum exploration and development company operating in Greenland. Mr. Renzoni received an Honours Bachelor of Science degree in Geology from Queen’s University in Kingston, Ontario in 1963. Mr. Renzoni is a citizen and resident of Canada.
     John P. Fairchild —Director. Mr. Fairchild is a Chartered Accountant with over 26 years of experience in the public company natural resource sector, with 14 years as an audit partner with a major accounting firm, Coopers & Lybrand (now PricewaterhouseCoopers), 9 years (until December 2003) as a Chief Financial Officer and Corporate Secretary of TSX-listed company Jordex Resources Inc./iTech Capital Corp./Sirit Inc. and as an independent contractor, including 2.1 years as Chief financial Officer or Viceroy Exploration Ltd., a TSX listed company, an SEC registrant and a US foreign private issuer, until his resignation on November 30, 2006, as a result of the takeover of Viceroy by Yamana Gold Inc. Mr. Fairchild holds a Bachelor of arts degree in math and economics from Carleton University. Mr. Fairchild is a citizen and resident of Canada.
     Thomas J. O’Neil – Director — Dr. O’Neil joined the Company in February 2005 and brings to the Board over 35 years of experience in mineral economics, and mine development and operations. Dr. O’Neil was a director of the Mineral Information Institute from July 2001 to August 2005 and has been a director of Fording (GP) ULC since December 2003. From January 2000 to July 2003, Dr. O’Neil was President and Chief Operating Officer of Cleveland-Cliffs Inc. From December 2000 to December 2001, Dr. O’Neil was a director of Homestake Mining Co. From September 1968 to June 1981, Dr. O’Neil served on the faculty at the University of Arizona, in the Department of Mining and Geological Engineering; and from September 1972 to September 1980, Dr. O’Neil was the head of the Department of Mining and Geological Engineering there. Dr. O’Neil was elected to the National Academy of Engineering in 1999 and was inducted to the Southwest Mining Hall of Fame in 2003. In addition, Dr. O’Neil served as the 2003 President of The Society for Mining, Metallurgy and Exploration (SME). Dr. O’Neil received a Bachelor of Science degree in Mining Engineering from Lehigh University in 1962, a Master of Science degree from Pennsylvania State University in 1966, and a Ph.D. in Mining Engineering from the University of Arizona in 1972. Dr. O’Neil is a citizen and resident of the United States.

     Miguel Grau M. – Director. Dr. Grau joined the Company in February 2006. Dr. Grau has been a partner in the Lima, Peru law firm of Estudio Grau, Abogados, since 1978, with a practice focused on mining, oil and gas, foreign investment and corporate and commercial law. Dr. Grau also serves as a director of Bear Creek Mining Corporation, which position he has held since May 2003, and a director of Vena Resources Inc., a Canadian public mineral exploration company with a focus on Peru, which position he has held since May 2005. From March 1996 until December 2005, Dr. Grau served as a director of Compania Minera Antamina S.A., a public Peruvian copper producer. From March 2000 to March 2002, he served as chairman and director of Compania Minera Milpo S.A.A., a public Peruvian mining company. Dr. Grau graduated from San Marcos University in Lima in 1968 with a bachelor degree in law. Dr. Grau is a citizen and resident of Peru.
     David E. De Witt—Director, Vice President of Corporate Development. Mr. De Witt was a co-founder of the Company and a director until June of 2004. He rejoined our Board of Directors in November 2004. Mr. De Witt is the Chairman and a director of Pathway Capital Ltd., a private venture capital company, which was founded in September 2004. From January 1997 to September 2004, he was a co-founder and director of Pacific Source Capital Ltd., also a private venture capital company. Mr. De Witt was a founding partner of De Witt Sedun, a law firm focused exclusively on securities law, from October 1992 to January 1997 and practiced corporate and securities law until his retirement from practice in 1997. He is currently a director and or officer of the following reporting companies: Bear Creek Mining Corporation since April 2003, Full Metal Minerals Ltd. since May 2004, Nautilus Minerals Inc. since May 2006 and Galway Resources Ltd. since August 2004. He served as a director of Luna Gold Corp. from May 1997 to June 2005 and as an officer from July 1999 to June 2004. Mr. De Witt was also a director of Pacific Rim Mining Corp. from August 1998 to March 2003 and the Secretary of Geologix Explorations Inc. from August 1998 to January 1999 and its Chief Financial Officer from August 1998 to September 2003. Mr. De Witt graduated from the University of British Columbia with a Bachelor of Commerce degree in 1975 and a Bachelor of Law degree in 1978. Mr. De Witt is a citizen and resident of Canada.
     H. Eric C. Peitz —Chief Financial Officer. Mr. Peitz joined Peru Copper as Chief Financial Officer on August 1, 2006. From March of 1998 to April of 2004, he was the Treasurer of Doe Run Peru, in Lima, Peru and from May of 2004 to July 2006 he was Vice President of Finance and Administration for Doe Run Peru in Lima, Peru. Doe Run Peru is a subsidiary of The Doe Run Company, a privately held natural resources company which is the operator of one of the world’s only multi-metal facilities and the Americas’ largest integrated lead producer, with U.S. operations in Missouri, Washington and Arizona, and Peruvian operations in Cobriza and La Oroya. From March of 1997 to March of 1998, Mr. Peitz was Assistant Controller for Cobre Mining Company. Cobre Mining Company operated the Continental Mine, which consisted of an open pit and two underground mines located near Silver City, New Mexico. Cobre was sold in 1998. From June of 1994 to January of 1996, Mr. Peitz was a consultant with the Peace Corp. to the Chilean Association of Exporters in Santiago, Chile. Mr. Peitz is a Certified Public Accountant. He graduated from the United States Military Academy, West Point, New York in 1972 with a Bachelor of Science and from the University of Colorado in 1979 with an MBA (Finance). Mr. Peitz is a citizen of the United States and is a resident of Peru.
     Patrick De Witt —Director of Investor Relations and Governmental Affairs (Canada). Mr. De Witt joined the Company in May 2004. Since October 3, 2003 Mr. De Witt has been President, Principal Executive Officer, Treasurer, Principal Financial Officer and a member of the board of directors of Canpro Placement Services Inc., a job placement agency for people specializing in accounting and information technology, a US public company. Mr. De Witt has worked as a public relations consultant since May 2003. From January 2002 through April 2003, Mr. De Witt worked for VantagePoint Systems Inc. an ERP software company specializing in the packaging industry, in their corporate communications department. From May 2001 to November 2001, Mr. De Witt worked for Vanguard Shareholder Solutions Ltd., a public relations company. From May 1996 to April 2001, Mr. De Witt worked for the Bank of Montreal Investorline as registered securities trader and in various departments including the corporate reorganization and customer service departments. Mr. De Witt has completed the Canadian Securities Course as well as the Conduct and Practices Handbook Course. He devotes approximately 50% of his business time to Peru Copper Inc. and spends the remainder of his business time as an investor relations consultant, including for Bear Creek Mining Corporation. Mr. De Witt is a citizen and resident of Canada.
     Angel Alvarez—Vice President—Exploration. Mr. Alvarez joined Minera Peru Copper S.A. as Exploration Manager for the Toromocho Project in June 2003. Prior to that, Mr. Alvarez was a Consultant Geologist of Centromin Peru Inc. from June 2000 to May 2003. Mr. Alvarez was previously General Manager of Centromin Peru Inc. from June 1998 until May 2000. Mr. Alvarez was Manager of Operations for Centromin from September 1996 to May 1998. Mr. Alvarez holds a Masters of Science degree from Montana School of Mines and has published several papers regarding geology in Peru, including one on the Toromocho deposit. Mr. Alvarez has also provided consulting services to several mining companies in Peru. Mr. Alvarez is a citizen and resident of Peru.

     Thomas G. White – Vice President of Project Development. Mr. White joined the Company as its Vice President of Project Development on June 1, 2006. From December of 1993 to January of 2006, Mr. White was the Vice President of Operations for MK Resources Company of Salt Lake City, Utah. MK Resources Company was acquired by Leucadia National Inc. in late 2005. From 1975 to 1992, Mr. White held a number of positions with Homestake Mining Company, including Manager of Corporate Engineering in Golden, Colorado and General Manager for that company’s mining activities at the Golden Bear gold mine in British Columbia, its surface and underground uranium and mill operations in New Mexico, Colorado and Utah and for the Buick lead/zinc underground mine, mill and lead smelter in Missouri. From 1971 to 1975, Mr. White worked as Mill Superintendent and managed all phases of the Gibraltar molybdenum mill in British Columbia for Placer Development Ltd. Placer Development is a [?] listed on the [?]. Prior to 1971, Mr. White was the Plant Superintendent for Producers Minerals in Safford, Arizona (now Phelps Dodge), Chief Metallurgist for ASARCO at the Silver Bell, Arizona copper-molybdenum mill and Plant Foreman for ASARCO at the Silver Bell, Arizona copper heap leach operation. Mr. White received a [Met Eng?] from the Colorado School of Mines in 1966. Mr. White is a citizen and resident of the United States.
     Paul M. Stein – Corporate Secretary. Mr. Stein has been corporate secretary of the Company since May 2004. Mr. Stein is a partner at the law firm of Cassels Brock & Blackwell LLP, a position he has held since July 1994. In addition, Mr. Stein holds the following public company positions: Corporate Secretary of Goldcorp Inc., a gold producing company, since August 1993; Corporate Secretary of Tahera Diamond Corporation, a diamond producing company, since June 2004; and Corporate Secretary of Silver Wheaton Corp., a mining company with 100% of its revenue from the sale of silver. Mr. Stein received his LLP in 1981 from the University of Western Ontario. Mr. Stein is recognized as one of the 500 leading lawyers in Canada in the 2007 Lexpert/American Lawyer Guide and is listed as one of the world’s leading mining practitioners in The International Who’s Who of Mining Lawyers 2006 publication. He is also listed in The Best Lawyers in Canada 2006 and in Lexpert’s 2006 Guide to the Top 100 Industry Specialists in Canada (Mining). Mr. Stein is also a member of the Toronto Stock Exchange’s Listing Advisory Committee. Mr. Stein is a citizen and resident of Canada.
     Armando J. Arrieta M. – Director of Peruvian Legal Affairs. Mr. Arrieta has been a partner with the Lima, Peru law firm of Estudio Muñiz, Ramírez, Pérez-Taiman & Luna-Victoria since June of 1996, where he is in charge of Mining and Environmental Law. Mr. Arrieta received his law degree in 1987 from the Catholic University of Lima, Peru and in 1988 he earned a Master’s Degree in International Law, also from Catholic University. In 1997 he earned a Masters of Business Administration from the graduate School of Business Administration at Catholic University. Mr. Arrieta is a citizen and resident of Peru.
     As of the date hereof, the Company’s directors and executive officers, as a group, beneficially own, directly or indirectly, or exercised control or direction over 23,937,361 common shares, representing approximately 20% of our total number of issued and outstanding common shares outstanding.
Conflicts of Interest
     To the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among Peru Copper, or any of its subsidiaries, and any of its directors or officers, except that certain of its directors and officers serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director and/or officer of Peru Copper and their duties as a director, officer, promoter or member of management of such other companies. See “Directors and Officers”.
     Certain of the Company’s directors serve as directors of companies that may enter into contracts with the Company in the future. In the event this occurs, a conflict of interest will exist. In accordance with the Canada Business Corporations Act, directors are required to act honestly and in good faith with a view to the best interests of Peru Copper. In addition, directors in a conflict of interest position are required to disclose certain conflicts to the Company and to abstain from voting in connection with the matter.
     The Company’s directors and officers have been advised of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest, and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts are required to be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they are required to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.
ITEM 9
PROMOTERS
     During the three most recently completed financial years of the Company, J. David Lowell, Executive Chairman and a director of Peru Copper, Catherine McLeod-Seltzer, a director of Peru Copper and David E. De Witt, Vice President of Corporate Development and a director of Peru Copper, have taken the initiative in founding and organizing the business of the company and, accordingly, may be considered to be promoters of Peru Copper within the meaning of applicable securities legislation. As of the date hereof, each of the promoters own directly or indirectly, exercise control and/or direction over that number of our issued and outstanding common shares as set forth below:

		Percentage of common shares,
	Number of common shares, directly	directly or owned indirectly,
	or indirectly, owned or over which	or over which control and/or
Promoter	control and/or direction is exercised	direction is exercised
J. David Lowell	15,340,000 (1)	12.8%
Catherine E. McLeod-Seltzer	4,300,000	3.6%
David E. De Witt	2,800,001 (2)	2.3%

(1)	Mr. Lowell and his wife, Edith Lowell, exercise control and direction over these shares in their capacity as trustees of the Lowell Family Trust UA.

(2)	All of these shares, other than one share held directly by Mr. De Witt, are directly owned by Fisherking Holdings Ltd., a company controlled by Mr. De Witt.
ITEM 10
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
     The Company was not a party to any material legal proceedings or regulatory actions during the year ended December 31, 2006, and the Company is not aware of any material proceedings contemplated.
ITEM 11
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
     Other than as described below or as disclosed elsewhere herein, none of the Company’s directors, executive officers or principal shareholders and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction within the past three years or in any current transaction that has materially affected or will materially affect the Company or any of its subsidiaries.
     Pursuant to the Company’s share exchange and the secondary private placement completed on April 30, 2004, certain of its directors and executive officers, or associates thereof, directly or indirectly, exchanged shares of Peru Copper Syndicate Ltd. for common shares and notes of Peru Copper, which notes were subsequently sold by such persons under the secondary private placement. Catherine McLeod-Seltzer, a director of Peru Copper, received 4,300,000 common shares and 700,000 notes under the share exchange, which notes were then sold under the secondary private placement for gross proceeds of US$980,000. The Lowell Family Trust UA, of which J. David Lowell, Executive Chairman and a director of Peru Copper, is the trustee, received 11,800,000 common shares and 700,000 notes under the share exchange, which notes were then sold under the secondary private placement for gross proceeds of US$980,000. Fisherking Holdings Ltd., a company controlled by David E. DeWitt, a director and Vice President of Corporate Development of Peru Copper, received 600,000 notes under the share exchange, which notes were then sold under the secondary private placement for gross proceeds of US$840,000.
     Pursuant to our initial public offering on October 6, 2004, the Company’s officers and directors, and associates thereof, purchased an aggregate of 7,040,000 units, representing approximately 20% of the public offering.

     Mr. Thomas Seltzer, the spouse of Catherine McLeod-Seltzer, is Vice President Retail Sales at Haywood Securities Inc., one of the underwriters in the Company’s initial public offering, and earned approximately $26,422 and US$34,180 in commissions from the sale of securities in our March 2004 private placement and the Company’s October 2004 initial public offering.
     On December 1, 2004, the Company entered into consulting agreements with each of Lowell Mineral Exploration LLC (of which J. David Lowell is Manager), and Catherine McLeod-Seltzer. Ms. McLeod-Seltzer’s agreement provides for a monthly consulting fee of US$2,500 and reimbursement of expenses in the amount of $500 per month. For the years ended December 31, 2005 and 2006, a total of US$30,000 per year in consulting fees and $6,000 per year for reimbursement of expenses was paid to Ms. McLeod-Seltzer pursuant to this agreement. Mr. Lowell’s agreement provides for an annual consulting fee of US$100,000 and US$3,000 per month reimbursement for expenses. Effective April 1, 2005, this annual consulting fee was increased to US$150,000. For the years ended December 31, 2005 and 2006, a total of US$137,500 and US$154,063, respectively, in consulting fees and US$36,000 per year for reimbursement expenses was paid to Mr. Lowell pursuant to this agreement.
     On December 1, 2004, the Company entered into a consulting services agreement with Pathway Capital Ltd., which provides for a monthly consulting fee of $6,000 and can be terminated by either party with thirty (30) days written notice. During the years ended December 31, 2005 and 2006, a total of $72,000 per year was paid to Pathway Capital pursuant to this consulting services agreement.
     In addition, Pathway Capital Ltd. (of which David E. De Witt is President and a director) provides certain management services, including, but not limited to, secretarial services, general administrative and shareholder services, pursuant to a management services agreement executed on November 1, 2004. The management services agreement provides for hourly reimbursements for certain specified staff and reimbursement of out-of-pocket expenses, including $1,250 per month attributable to overhead, which includes office space. For the years ended December 31, 2005 and 2006, a total of US$86,021 and US$133,647, respectively, was paid to Pathway Capital Ltd. pursuant to the management services agreement.
     In June 2004, the Company entered into a sublease arrangement for an apartment owned by Charles Preble, our former President and Chief Executive Officer, at a monthly lease rate of US$800, which is based on prevailing market rents for similar apartments in the area. The apartment is located in Lima, Peru and has been sublet for use by J. David Lowell and another one of our co-founders. For the years ended December 31, 2004, 2005 and 2006, we paid approximately US$9,600 per year to Mr. Preble under the sublease.
     J. David Lowell provided collateral for a letter of credit issued to comply with the guarantee required under our option agreement with Centromin in connection with our Toromocho Project in Peru. As consideration for providing the collateral, the Company paid Mr. Lowell a fee of 12% per annum on the amount guaranteed. The total amount paid and accrued for the year ended December 31, 2005 was US$190,000, and was capitalized in exploration properties. This letter of credit was cancelled in October 2004, when the first year minimum required expenditures under the Toromocho Option Agreement were met.
ITEM 12
TRANSFER AGENTS AND REGISTRARS
     The transfer agent and registrar for the Company’s common shares is Computershare Investor Services Inc. at its principal offices in Toronto, Canada, and its affiliate, Computershare Trust Company N.A. located in Golden, Colorado is acting as US co-transfer agent.
ITEM 13
MATERIAL CONTRACTS
     The only contracts that the Company has entered into, other than in the ordinary course of business, within the most recently completed financial year, or since January 1, 2002, but that are still in effect, that the Company considers to be material to its business, are as follows:
     1. Toromocho Option Agreement dated as of June 11, 2003 between Minera Peru Copper and Centromin. See “Overview of Business”. The key terms of the Toromocho Option Agreement are described below:
     The Toromocho Option has an initial one-year term with four possible annual extensions, expiring on June 11, 2008. On May 25, 2004, we provided Centromin with notice to extend the agreement for a second year and on

June 11, 2005 we provided notice to extend the agreement for a third year and on May 19, 2006, the Company provided notice to extend the agreement for a fourth year. Pursuant to the Agreement, the Toromocho Option requires the Company to fulfill certain minimum expenditure requirements, US$12 million over a maximum five-year period, in order to maintain the option in good standing. In the first two contract years, ending June 10, 2005, Peru Copper spent US$14.3 million, meeting its minimum investment requirement for the entire five year Toromocho Option period.
     According to the terms of the Toromocho Option Agreement, the Company may exercise the option in one two ways. The first is to demonstrate to Centromin that a bankable Feasibility Study has been completed (The Company anticipates its Feasibility Study will be completed by year-end 2007) and that a qualifying financial institution, acceptable to Centromin, is willing to provide the required financing to develop the Toromocho Project according to the terms laid out in the Feasibility Study.
     The second would be to show Centromin that the Company has established an operation of at least 10,000 tonnes a day and has completed a bankable Feasibility Study. For either of these alternatives the Company would have to show that it has at least a US$100 million shareholder’s equity balance at the time the option was exercised.
     Upon meeting the exercise requirements through one of the alternatives mentioned above and exercising the Toromocho Option, Peru Copper would enter into a Transfer Agreement with Centromin to transfer Centromin’s interests in the mining concessions and related assets to the Company. The Transfer Agreement requires that Peru Copper deliver a performance bond or letter of credit to Centromin, upon exercise of the Toromocho Option, in the amount of US$30 million towards required development obligations. The performance bond or letter of credit, as the case may be, will have a one-year term, renewable yearly for a maximum term of five years, and its amount will be reduced in proportion to the actual investment commitment.
     In addition, under the terms of the Toromocho Option Agreement, the Company paid US$1,000,000 to Centromin on September 15, 2004 to be used by Centromin to establish a trust fund to improve the economic and social activities in the areas of influence of the Toromocho Project and US$1,000,000 to an Environmental Health Fund maintained by Centromin on September 15, 2005, which amount was credited against future royalties payable by us upon exercise of the Toromocho Option.
     Under the terms of the Toromocho Option Agreement, the Company may exercise the Toromocho Option in either of two ways. The first is to provide to Centromin: (i) evidence that the Company has at least one mining operation or concentration operation with a treatment capacity of at least 10,000 tonnes per day (which can include the production capacity of our subsidiaries); (ii) evidence that the Company has net shareholders’ equity of not less than US$100,000,000; (iii) annual reports and corresponding financial statements for the Company’s three most recently completed financial years or, alternatively, if the Company has not been required to prepare annual reports, a report prepared by a qualifying auditor acceptable to Centromin, regarding our net shareholder’s equity based on our available financial information for the prior three years; and (iv) a Feasibility Study prepared in accordance with international standards generally accepted within the mining industry, which estimates the total investment required to develop the Toromocho Project and a timetable setting out the Company’s required annual expenditures to develop the Toromocho Project. The second method by which the Company may exercise the Toromocho Option is for it to provide Centromin with: (i) the Feasibility Study and (ii) evidence that a qualifying financial institution, acceptable to Centromin, is willing to provide the financing required to develop the Toromocho Project in accordance with the terms of the Feasibility Study. Upon the exercise of the Toromocho Option, the Company will enter into the Toromocho Transfer Agreement with Centromin, which provides for the transfer to the Company of Centromin’s rights in the concessions and the related assets comprising the Toromocho Project. Upon entering into the Toromocho Transfer Agreement, the Company will be required to expend within five years of exercising the Toromocho Option a minimum of 70% of the investment necessary to economically develop the concessions as stated in the Feasibility Study. In the event that the Company does not comply with the minimum investment requirement, it will be required to pay to the Environmental Health Fund of Centromin a cash penalty of 30% of the amount of the minimum investment required. In the event that the Company does not satisfy all of the requirements of, commit a breach of, or fail to exercise the Toromocho Option Agreement, Centromin may cancel the Toromocho Option, resulting in the loss of our interest in the Toromocho Project.
     Pursuant to the terms of the Toromocho Option, the Company has assumed all responsibility for mitigating and controlling emissions from the Toromocho Project resulting from its exploration activities, as well as remedying any adverse environmental effects and/or claims relating to any environmental damage arising from its exploration activities. Any environmental damage that occurred prior to the date the Company entered into the Toromocho Option Agreement is the responsibility of Centromin during the term of the Toromocho Option

Agreement. Once the Toromocho Option has been exercised, the Company will assume responsibility for repair of the environmental impacts produced by exploration and extraction activities of Centromin and its predecessors on the concessions, and for maintenance and monitoring of areas repaired by Centromin. The Company also will assume the obligation to pay for the treatment of water generated by our activities on the Toromocho Project that is discharged into the Kingsmill Tunnel at a treatment plant which is to be built by Centromin based on treatment costs reduced proportionately based on the amount of water used by the Company from the water treatment plant. Centromin has agreed to indemnify the Company against third party claims in connection with environmental damage attributable to the activities of Centromin or its predecessors, provided that the Company fulfills its investment obligations under the Toromocho Transfer Agreement following the exercise of the Toromocho Option. In the event that the Company fails to fulfill its investment obligations under the Toromocho Transfer Agreement following the exercise of the Toromocho Option, the Company will become liable for all environmental damage caused both by us and by Centromin and its predecessors. On June 28, 2006, the Company announced that it has signed an agreement with Peru’s Ministry of Energy and Mines and Proinversion to fund the construction of a water treatment plant to treat acid drainage water from the Kingsmill Tunnel and we placed US$15 million in escrow to fund the design, construction and start-up of the treatment plant. The Ministry of Energy and Mines, Proinversion and Peru Copper will form a joint committee to oversee the bidding process, construction and operation of the plant. On September 14, 2006, the Company announced that we commissioned AMEC to conduct a Feasibility Study and Environmental Impact Assessment for the construction of the water treatment plant.
     Upon the exercise of the Toromocho Option and the execution of Toromocho Transfer Agreement, the Company is required to deliver to Centromin a performance bond or letter of credit in the amount of US$30,000,000, which shall have a one year term, renewable yearly for a maximum term of five years. The amount of the performance bond or letter of credit, as the case may be, will be reduced in proportion to the actual investment commitment.
     Upon exercise of the Toromocho Option, the Company will also be required to pay to Centromin every six months thereafter a royalty on any of our net sales derived from the minerals sold from the development of the mining concessions. For each six month period, the percentage of royalties payable will be determined in accordance with a formula based on average London Metals Exchange copper price ranges during the period, as follows:
(a)	for a copper price less than or equal to $0.80 per pound, 0.51% of net sales;

(b)	or a copper price of between $0.80 and $1.10 per pound, a percentage determined as follows: royalty = (4.0 x price of copper per pound — 2.69) %; and

(c)	for a copper price greater than or equal to or $1.10 per pound, 1.71% of net sales.
     In addition, equivalent royalties are payable on the value of other minerals extracted together with the copper also on a net smelter return basis. In the event that the Company fails to make the required royalty payments within 30 days following the specified date for payment thereof, Centromin has the right to terminate the Toromocho Transfer Agreement. Upon such termination, the Company will not be entitled to any reimbursement of any investments made. In the event that the Company fails to commence marketing the minerals extracted from the concessions before the beginning of the sixth year following exercise of the Toromocho Option, the Company is required by the Toromocho Transfer Agreement to pay to Centromin 70% of the royalty required by the Toromocho Transfer Agreement for each six month period thereafter. In addition to the royalty payments, upon the commencement of commercial operations, the Company will be required to pay to Centromin every six months the sum of US$100,000 to the trust fund established by Centromin to improve the economic and social activities in the areas of influence of the Toromocho Project.
     Prior to exercising the Toromocho Option, the Company may undertake exploration and technical studies of, but is not permitted to exploit, the mining concessions comprising the Toromocho Project.
     2. First Addendum to the Toromocho Option Agreement dated as of November 12, 2003 between Minera Peru Copper and Centromin. See “General Development of the Business of the Company” – “Three Year History”. The key terms of the First Addendum are as described below:
     On November 12, 2003, Minera Peru Copper entered into the First Addendum with Centromin pursuant to which Centromin provided Minera Peru Copper with the right to grant to Argentum an option to purchase the mineral concessions comprising the Buenaventura area in Morococha totalling 3.1509 hectares.

3. Second Addendum to the Toromocho Option Agreement dated as of August 26, 2004 between Minera Peru Copper and Centromin. See “General Development of the Business of the Company” — “Three Year History”. The key terms of the Second Addendum are as described below:
     The Second Addendum was entered into in order to modify certain of the terms of the Toromocho Option Agreement as follows: (i) modify the content of the Feasibility Study; (ii) allow six-month audits of expenditures which qualify under the Toromocho Option; (iii) adjust the amount of the performance bond described in the Toromocho Option as US$1,000,000 once the total spending requirement is met or exceeded, and to further reduce the bond to US$500,000 once total reclamation costs do not exceed US$500,000; (iv) accelerate the payment of US$1,000,000 to a social trust fund to September 15, 2004; (v) accelerate the advance payment of US$1,000,000 to an environmental fund to September 15, 2005 (such payment is an advance against future royalties); (vi) clarify that for the purposes of the Transfer Agreement, commercial operations will be deemed to have begun with the first sale of minerals from the Toromocho concessions; and (vii) modify the Transfer Agreement to provide that a performance bond of US$30,000,000 will be posted by the Company when it exercises the option. The amount of the bond will be reduced in proportion to expenditures made as compared to the total capital cost.
4. Argentum Transfer Agreement dated as of November 19, 2003 between Minera Peru Copper and Sociedad Minera Corona S.A., now known as Sociedad Minera Argentum S.A. (“Argentum”). See “Three Year History”. The key terms of the Argentum Transfer Agreement are as described below:
     On November 19, 2003, Minera Peru Copper Syndicate S.A. entered into the Argentum Transfer Agreement with Argentum which granted Minera Peru Copper an option to purchase several concessions that are within the boundary of the proposed pit for the Toromocho Project totalling 6.65 hectares (the “Argentum Area”). The Argentum Transfer Agreement is for a term of five years, expiring in November 2008. The Company may exercise its option under this agreement and enter into a final transfer agreement (the “Final Argentum Transfer Agreement”) with Argentum at any time provided that the Company has exercised the Toromocho Option with Centromin under the Toromocho Option Agreement. Minera Peru Copper may terminate the Argentum Transfer Agreement at any time by submitting written notice to Argentum. Argentum has agreed to enter into the Final Argentum Transfer Agreement with Minera Peru Copper in the future to provide for the transfer of the mining concessions in the Argentum Area. Under the terms of the Final Argentum Transfer Agreement, the aggregate cost to acquire from Argentum the mining concessions in the Argentum Area will be US$1,000.
5. MPCS Assignment Agreement dated as of November 19, 2003, between Minera Peru Copper Syndicate S.A. and Argentum. See “Three Year History”. The key terms of the MPCS Assignment Agreement are as follows:
     On November 19, 2003, Minera Peru Copper entered into an assignment agreement with Argentum by the terms of which Minera Peru Copper has granted Argentum an option to purchase the mineral concession comprising the Buenaventura area in Morococha totalling 36.1509 hectares (the “Assigned Area”).
     The MPCS Assignment Agreement is for a term of five years, expiring in November 2008. Argentum may exercise its option under the MPCS Assignment Agreement and enter into a final assignment agreement (the “Final Assignment Agreement”) with the Company at any time during the term of the MPCS Assignment Agreement, provided that (i) the Company has exercised the Toromocho Option with Centromin under the Toromocho Option Agreement; and (ii) the Company has divided a mineral concession contained within the Assigned Area, consisting of 6.6521 hectares, in order to make the Assigned Area an independent mining concession. Argentum may terminate the MPCS Assignment Agreement at any time upon 30 days’ written notice to MPCS. The Final Assignment Agreement is for a term of 30 years and shall provide that: (a) the development of the Toromocho Project shall take priority over any exploration and exploitation of any mining rights in the Assigned Area assigned to Argentum; (b) Minera Peru Copper has, in its sole discretion, the power to terminate the Final Assignment Agreement and concession contract granted thereunder at any time upon 60 days’ written notice to Argentum. If Minera Peru Copper terminates the Final Assignment Agreement within the first five years of the term of such agreement, the Company will pay to Argentum the sum of US$8,000,000, and if Minera Peru Copper terminates the Final Assignment Agreement at any time after the first five years of its term, the Company must pay to Argentum the sum of US$2,000,000; (c) Argentum shall be responsible for the payment of royalties on the minerals extracted from the Assigned Area and sold to third parties; and (d) Argentum shall be responsible for its own obligations under the terms of the Final Assignment Agreement and any default thereunder on the part of Argentum shall have no adverse impact on our obligations to Centromin.

6. Third Addendum to the Toromocho Option Agreement dated June 12, 2006, between Minera Peru Copper S.A. and Centromin, including in the Option Agreement the Company’s obligation to bear the investment cost to fund and supply the Acid Water Treatment Plant for the Kingsmill Tunnel.
7. Option Agreements dated October 13, 2006 between Minera Peru Copper S.A. and Sociedad Minera Austria Duvaz S.A.C., the key terms of which are as follows:
     Pursuant to the Transfer Option Agreement, which has a term of 5 years, the Company acquired 26 wholly owned mining concessions and to the interests of Austria Duvaz in 4 additional mining concessions. Under the terms of the Transfer Option Agreement, the Company will assume and settle US$13.1 million in outstanding debts associated with these mining concessions. In 2006, the Company agreed to pay US$2.0 million in settlement of US$2.9 million of these outstanding debts, which will be paid over a 5 years period beginning in the first quarter of 2007.
     Pursuant to the Share Purchase Agreement with Austria Duvaz, the Company acquired Minera Centenario S.A.C. (“Centenario”), a Peruvian company that is the title holder of a group of 30 mining concessions that were transferred from Austria Duvaz. The Company agreed to pay an additional sum of US$8.0 million to the shareholders of Centenario. In 2006, US$2.0 million was paid to the Centenario shareholders.
     In addition to the US$13.1 million in debts assumed pursuant to the Transfer Option Agreement, the Company assumed US$9.6 million of Austria Duvaz debt held by various banking institutions. The Company renegotiated this debt and was able to reduce the total financial debt obligation to US$2.9 million, of which US$1.4 million was repaid in 2005 and the remaining US$1.5 million repaid in 2006.
ITEM 14
INTERESTS OF EXPERTS
     The Company retained Independent Mining Consultants Inc. (“IMC”), in Tucson Arizona, to provide an independent statement of resources for the Toromocho porphyry copper deposit in central Peru and to prepare a technical report of the property within the meaning of NI 43-101. Arizona. Information in this annual information form of an economic, scientific or technical nature in respect of the Toromocho Project is based upon (i) the NI 43-101 Technical Report dated March 22, 2006 prepared by each of James M. Marek, P.E., IMC, James William Gulyas, P.Eng., SNC-Lavalin Engineers and Constructors Inc. and Martin C. Kuhn, P.E., Mineral Advisory Group, LLC, each of whom is a “qualified person” as defined in NI 43-101, and (ii) an updated mineral reserve and resource estimate as of March 27, 2006, prepared by John M. Marek P.E., IMC. None of Messrs. Marek, Gulyas or Kuhn have any interest in securities or other property of the Company or its associates or affiliates, nor do they expect to receive or acquire any such interests.
ITEM 15
AUDIT COMMITTEE
     The Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of our external auditors. The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full Board of Directors.
     The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board of Directors. A copy of the charter is attached hereto as Schedule “A”.
     The Audit Committee is comprised of three directors, all of whom are independent directors: John P. Fairchild (Chair), Carl Renzoni and George R. Ireland. In addition to being independent directors as described above, all members of our Audit Committee must meet an additional “independence” test under Multilateral Instrument 52-110, “Audit Committees” in that their director’s fees and committee member fees are the only compensation they, or their firms, receive from us and that they are not affiliated with the company. The meaning of independence under 52-110 is set out in “Schedule “A” to the Audit Committee’s charter. Each member of the Audit Committee is financially literate within the meaning of Multilateral Instrument 52-110.

     The Audit Committee met nine times during the most recently completed financial year, of which Mr. Fairchild attended 9 of 9; Mr. Renzoni attended 9 of 9 and Mr. Ireland attended 8 of 9.
Relevant Educational Experience
     Set out below is a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.
     John P. Fairchild — Mr. Fairchild is a Chartered Accountant with over 26 years of experience in the public company natural resource sector, with 14 years as an audit partner with a major accounting firm, Coopers & Lybrand (now PricewaterhouseCoopers LLP), 9 years (until December 2003) as Chief Financial Officer and Corporate Secretary of TSX-listed company Jordex Resources Inc./iTech Capital Corp./Sirit Inc. and as an independent contractor, including 2.1 years as Chief Financial Officer of Viceroy Exploration Ltd. a TSX listed company, an SEC registrant and a US foreign private issuer, until his resignation on November 30, 2006 as a result of the takeover of Viceroy by Yamana Gold Inc. Mr. Fairchild holds a Bachelor of Arts degree in math and economics from Carleton University.
     Carl Renzoni — Mr. Renzoni has over 30 years experience in both the finance and mining industries through his work in investment banking with BMO Nesbitt Burns Inc. from June 1969 until his retirement in November 2001. Mr. Renzoni holds an Honours Bachelor of Science degree in Geology from Queens University.
     George R. Ireland — Mr Ireland has over 25 years experience in both finance and the mining industry through his work in the treasury department of Asarco, Incorporated, a then NYSE company. In addition, he has held senior management positions in the investment industry, specializing in mining. His work has required extensive review and analysis of financial statements. Mr. Ireland holds a Bachelor of Science degree in Resource Economics and Geology from the University of Michigan.
Pre-Approval Policies and Procedures
     The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.
External Auditor Service Fees
Audit Fees
     The aggregate audit fees billed by our external auditors for the year ended December 31, 2006 were $148,206 (December 31, 2005 — $233,210). These fees related to the audit of the Company’s consolidated financial statements for the period ended December 31, 2006 and review of the interim consolidated financial statements.
Audit-Related Fees
     The aggregate audit-related fees billed by the Company’s external auditors for the year ended December 31, 2006 were $17,044 (December 31, 2005 — $4,800). These fees related to consultations concerning accounting and financial reporting matters.
Tax Fees
     Tax fees in respect of tax compliance, tax advice and tax planning billed by the Company’s external auditors for the year ended December 31, 2006 were $13,888 (December 31, 2005 — $7,693).

All Other Fees
     Other fees billed by our external auditors for the year ended December 31, 2006 were $85,532 (December 31, December 31, 2005 — Nil).
ITEM 16
SELECTED CONSOLIDATED FINANCIAL INFORMATION
UNDER UNITED STATES GAAP
     The following table sets forth consolidated financial information of Peru Copper. The selected financial information is derived from, and should be read in conjunction with, and is qualified in its entirety by reference to, the audited annual consolidated financial statements of Peru Copper, including the notes thereto, and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006, which can be found on SEDAR at www.sedar.com. The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles. Peru Copper uses the United States dollar as its reporting currency. Results of operations in any period are not necessarily indicative of results in any future period.
United States generally accepted accounting principles (U.S. GAAP)
     The effect of the measurement differences between Canadian GAAP and U.S. GAAP are summarized below.
     Canadian GAAP allows for the deferral of exploration expenditures. Under U.S. GAAP, the Company expenses, as incurred, costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study has been prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized cost is then assessed periodically for recoverability of carrying values under Statement of Financial Accounting Standard (“SFAS”) 144.
     The significant changes in the consolidated financial statements relative to U.S. GAAP are as follows:

				Period from
	Year ended	Year ended	Year ended	April 24, 2003
	December 31,	December 31,	December 31,	to December
	2006	2005	2004	31, 2006
	$	$	$	$
Statements of Operations and Deficit
Net loss following Canadian GAAP	(3,349,734)	(3,421,771)	(277,288)	(7,092,534)
Net effect of write-down of deferred expenditures	(32,983,748)	(17,233,174)	(11,550,170)	(62,973,520)

Net loss and comprehensive loss under U.S. GAAP	(36,333,482)	(20,654,945)	(11,827,458)	(70,066,054)

Loss per share under U.S. GAAP	(0.32)	(0.22)	(0.18)	—

Weighted average number of shares outstanding, following U.S. GAAP	114,612,727	94,605,447	65,631,543	—

				Period from
	Year ended	Year ended	Year ended	April 24, 2003
	December 31,	December 31,	December 31,	to December 31,
	2006	2005	2004	2006
	$	$	$	$
Statements of Cash Flows

Cash flows from (used in) operating activities, Canadian GAAP	(2,319,415)	(2,428,454)	362,177	(4,374,498)

Deferred expenditures	(15,045,095)	(16,022,873)	(10,636,430)	(42,899,185)

Cash flows used in operating activities, U.S. GAAP	(17,364,510)	(18,451,327)	(10,274,253)	(47,273,683)

Cash flows used in investing activities, Canadian GAAP	(30,922,620)	(17,667,252)	(12,802,096)	(62,606,756)

Deferred expenditures	15,045,095	16,022,873	10,636,430	42,899,185

Cash flows used in investing activities, U.S. GAAP	(15,877,525)	(1,644,379)	(2,165,666)	(19,707,571)

	December 31, 2006	December 31, 2005
Consolidated Balance Sheets	$	$

Total assets following Canadian GAAP	115,325,851	60,507,082
Net effect of write-down of deferred expenditures	(62,973,520)	(29,989,772)

Total assets under U.S. GAAP	52,352,331	30,517,310

						Deficit
						accumulated
	Common	Warrants	Common			during the
	stock	and agent	stock		Contributed	development
	shares	options	amount	Warrants	surplus	stage
			$	$	$	$
Statements of Shareholders’ Equity, U.S. GAAP

Shares issued for cash	37,500,000	—	1,177,562	—	—	—
Shares issued for services	12,500,000	—	10,000	—	—	—
Loss for the period	—	—	—	—	—	(1,250,169)

Balance — December 31, 2003	50,000,000	—	1,187,562	—	—	(1,250,169)

Cash call shareholder contribution	—	—	—	—	200,000	—
Acquisition of Peru Copper Inc.	300,000	—	(124,747)	—	65,810	—
Shares issued for cash	9,428,570	4,714,284	11,764,286	235,714	—	—
Shares issued on the Initial Public Offering (IPO) and over allotment	29,825,000	14,912,500	38,267,577	745,625	—	—
Over allotment of IPO	4,473,750	2,236,875	5,761,986	111,844	—	—
Share issuance costs	—	2,104,223	(5,115,407)	689,037	—	—
Stock-based compensation	—	—	—	—	879,308	—
Loss for the period	—	—	—	—	—	(11,827,458)

Balance — December 31, 2004	94,027,320	23,967,882	51,741,257	1,782,220	1,145,118	(13,077,627)

Shares issued for cash — Agent options exercised	200,000	(200,000)	280,000	—	—	—
Shares issued for cash — Warrants exercised	3,514,424	(3,514,424)	5,974,511			—
Fair value of options exercised	—	—	117,410		(117,410)	—
Fair value of warrants exercised	—	—	688,506	(688,506)	—	—
Warrants expired	—	(1,381)	—	—	—	—
Stock-based compensation	—	—	—	—	2,295,060	—
Loss for the period	—	—	—	—	—	(20,654,945)

Balance — December 31, 2005	97,741,744	20,252,077	58,801,684	1,093,714	3,322,768	(33,732,572)

Shares issued for cash — Options exercised	1,353,780	—	1,947,955	—	—	—
Shares issued for cash — Warrants exercised	20,113,100	(20,113,100)	40,226,200	—	—	—
Fair value of warrants exercised	—	—	1,005,655	(1,005,655)	—	—
Fair value of options exercised			1,353,780	—	(1,353,780)	—
Warrants expired		(8,084)
Stock-based compensation	—	—	—	—	3,112,527	—
Loss for the period	—	—	—	—	—	(36,333,482)

Balance — December 31, 2006	119,208,624	130,893	103,335,274	88,059	5,081,515	(70,066,054)

     Shareholders’ Equity
     Under Canadian GAAP the Company estimated the fair value of the shares and warrants attached to the units issued, which resulted in a value of $nil allocated to the warrants. Under U.S. GAAP the warrants attached to the units issued have been given a fair value of $0.05 per warrant. The 21,863,660 warrants have a fair value of $1,093,183 and the common stock is recorded at $55,793,849.

     Recent U.S. accounting pronouncements
     In March 2005, FIN 47 was introduced which relates to the accounting for a legal obligation to perform an asset retirement activity, when the timing or method of settlement are conditional on a future event, which may not be within the control of the entity. FIN 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 31, 2005. This does not have an impact on our financial statements.
     During June 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections. The new standard requires that entities which make a voluntary change in accounting principle apply that change retroactively to prior period financial statements, unless this would be impracticable. For changes in methods of depreciation, amortization or depletion for long-lived assets, the change must be accounted for prospectively, as a change in estimate. SFAS No. 154 is effective for the Company’s 2006 financial statements and does not impact earnings.
     In December 2004, the FASB finalized SFAS No. 123R Share-Based Payment, amending SFAS NO.123, effective beginning our first quarter of fiscal 2006. SFAS R123R requires the Company to expense stock option based on grant date fair value in its financial. The Company, since its inception has expensed stock options based on grant date fair value.
     In March 2005, the Emerging Issues Task Force of the FASB issued statement 04-6 “Accounting for Stripping Costs Incurred During Production in the Mining Industry” (“EITF 04-6”) which precludes deferral of stripping costs during a mine’s production phase. EITF 04-6 requires that deferred stripping costs be considered a variable production cost. The new pronouncement is effective January 1, 2006 and transition provisions allow any remaining balances in deferred stripping asset accounts to be closed directly to retained earnings on January 1, 2006. In Canada the Emerging Issues Committee (“EIC”) has issued EIC 160 “Stripping Costs Incurred in the Production Phase of the Mining Operation” which concludes that deferred stripping costs during the production phase of a mine’s life should generally be considered a variable production costs and included in the cost of inventory unless it can be shown that the stripping costs represent a betterment to the mineral property. EITF 04-06 is effective for the company’s 2006 financial statements and does not impact earnings.
     In June 2006, FASB issued Accounting for Uncertain Tax Positions — an Interpretation of FASB Statement No. 109, FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns. FIN 48 provides guidance on recognition, classification, presentation and disclosure of unrecognized tax benefits. Management is required to adopt this statement effective January 1, 2007 and is currently assessing the impact on the Company’s financial statements.
     In September 2006, FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures. The standard does not require any new fair value measurements. This standard is effective for fiscal years beginning after November 15, 2007. Management is currently assessing the impact on the Company’s financial statements.
ITEM 17
ADDITIONAL INFORMATION
     Additional information relating to the Company may be found on SEDAR at www.sedar.com, including directors’ and officers’ remuneration and indebtedness, our principal holders and securities authorized for issuance under equity compensation plans, as applicable, all of which is contained in our management information circular dated March 30, 2007. Additional financial information is provided in our financial statements and managements’ discussion and analysis for the fiscal year ended December 31, 2006, which can also be found on SEDAR at www.sedar.com.

PERU COPPER INC.
CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
I.	Purpose
   The Audit Committee shall provide assistance to the Board of Directors in fulfilling its financial reporting and control responsibilities to the shareholders of Peru Copper Inc. (the “Company”) and the investment community. The Audit Committee’s primary duties and responsibilities are to:
t	Oversee the accounting and financial reporting processes of the Company and the audits of its financial statements, including: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; (iii) the independent auditors’ qualifications and independence; and (iv) the performance of the Company’s internal audit function.
t	Serve as an independent and objective party to monitor the Company’s financial reporting processes and internal control systems.

t	Review and appraise the audit activities of the Company’s independent auditors and the internal auditing functions.

t	Annually evaluate the performance of the Audit Committee.

t	Provide open lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters. The Audit Committee will meet, periodically, with management, with the members of the internal audit function and with the independent auditors.
II.	Composition
     The Audit Committee shall be comprised of at least three directors. Each Committee member shall be an “independent director”, meaning he or she has no direct or indirect material relationship with the Company in accordance with the requirements of Multilateral Instrument 52-110 Audit Committees, which is currently under review for amendment. The applicable proposed amended requirements are set out in Schedule “A” attached hereto. Each Committee member must also be independent in accordance with the applicable requirements of the American Stock Exchange Company Guide, set out in Schedule “B” hereto, and SEC Rule 10A-3.
     All members shall, to the satisfaction of the Board of Directors, be “financially literate” in accordance with the requirements of Multilateral Instrument 52-110 and be able to read and understand fundamental financial statements as required by Section 121 B (2) (a) (ii) of the American Stock Exchange Company Guide. At least one member shall meet the requirements of financial sophistication set forth in Section 121 B (2) (a) (ii) of the American Stock Exchange Company Guide and be an “audit committee financial expert” as defined by Item 401 (h) of SEC Regulation S-K.
     As the rules set out in Schedules “A” and “B” may be revised, updated or replaced from time to time, the Audit Committee shall ensure that such schedules gets up dated accordingly when required.
     The Committee members will be elected annually at the first meeting of the Board of Directors following the annual general meeting of shareholders.

III.	Responsibilities and Powers
Responsibilities and powers of the Audit Committee include:

t	Annual review of the adequacy of this Charter and revision of this Charter as necessary with the approval of the Board of Directors and shall annually review the Committee’s own performance.

t	Having sole authority (subject, if applicable to shareholder ratification) regarding the selection, the appointment, the overseeing, evaluation, compensation and, if necessary, the replacement of the independent auditors who prepare or issue an auditors’ report or perform other audit, review or attest services for the Company, including resolution of disagreements between management and the independent auditor regarding financial reporting.

t	Ensuring that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

t	Confirming the independence of the auditors, which will require receipt from the auditors of a formal written statement delineating all relationships between the auditors and the Company and any other factors that might affect the objectivity and independence of the auditors and reviewing and discussing with the auditors any significant relationships and other factors identified in the statement. Reporting to the Board of Directors its conclusions and recommendations on the independence of the auditors and the basis for these conclusions.

t	Ensuring that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:
•	bookkeeping or other services related to the accounting records or financial statements of the Company;

•	financial information systems design and implementation;

•	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

•	actuarial services;

•	internal audit outsourcing services;

•	management functions or human resources;

•	broker or dealer, investment adviser or investment banking services;

•	legal services and expert services unrelated to the audit; and

•	any other services which the Public Company Accounting Oversight Board determines to be impermissible.
t	The Committee shall pre-approve all auditing services, internal control-related services and permitted non-audit services (including the terms thereof) to be performed for the Company by its independent auditor, subject to the de minimums exceptions for non-audit services described in section 10 A (i) (l) (B) of the Securities Exchange Act which are approved by the Audit Committee prior to the completion of the audit.

t	Meeting with the auditors and financial management of the Company to review the scope of the proposed audit for the current year, its staffing and the audit procedures to be used.

t	Reviewing with management and the independent auditors:
-	the Company’s annual audited and interim financial statements and related footnotes, management’s discussion and analysis, earnings releases and the annual information form, for the purpose of recommending approval by the Board of Directors prior to being released or filed with regulators, and ensuring that:
o	management has reviewed the financial statements with the audit committee, including significant judgments affecting the financial statements

o	the members of the Committee have discussed among themselves, without management or the independent auditors present, the information disclosed to the Committee

o	the Committee has received the assurance of both financial management and the independent auditors that the Company’s financial statements are fairly presented in conformity with Canadian GAAP in all material respects
-	Any significant changes required in the independent auditors’ audit plan and any serious issues with management regarding the audit.

-	Review and discuss with management (including the senior internal audit executive) and the independent auditor the Company’s internal control over financial reporting and the independent auditor’s certification of the report, and review disclosures made to the Committee by the CEO and CFO about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

-	Other matters related to the conduct of the audit that are to be communicated to the Committee under generally accepted auditing standards.
t	Satisfying itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure described in the preceding paragraph, and assessing the adequacy of such procedures periodically.

t	Reviewing with the independent auditors and management the adequacy and effectiveness of the financial and accounting controls of the Company.

t	Establishing procedures: (i) for receiving, handling and retaining of complaints received by the Company regarding accounting, internal controls, or auditing matters, and (ii) for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.

t	Reviewing with the independent auditors any audit problems or difficulties and management’s response and resolving disagreements between management and the auditors and review and discuss material written communications between management and the independent auditors, such as any management letter of schedule of unadjusted differences.

t	Serving as an independent and objective party to oversee the Company’s controls and procedures over disclosure documents including underlying information systems, and providing its views on their sufficiency and effectiveness to the Board of Directors.

t	Making inquiries of management and the independent auditors to identify for the Board of Directors the significant risks over internal control over financial reporting of the Company and ensuring management has implemented appropriate systems sufficient to manage these risks.

t	Ensuring that the disclosure of the process followed by the Board of Directors, its committees and management, in the oversight of the Company’s management of significant risks over internal control over financial reporting is complete and fairly presented.

t	Obtaining reports from management, the Company’s internal auditor and the independent auditor that the Company is in conformity with legal requirements and the Company’s Code of Business Conduct and Ethics and reviewing reports and disclosures of insider and affiliated party transactions.

t	Discussing any earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

t	At least annually obtaining and reviewing a report prepared by the independent auditors describing (i) the auditors’ internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues; and (iii) (to assess the auditors’ independence) all relationships between the independent auditors and the Company.

t	Setting clear hiring policies for partners, employees or former partners and former employees of the independent auditors.

t	Engaging and compensating (for which the Company will provide appropriate funding) independent counsel and other advisors if the Committee determines such advisors are necessary to assist the Committee in carrying out its duties.

t	Discuss with the Company’s legal counsel legal matters that may have a material impact on the financial statements or of the Company’s compliance policies and internal controls.

t	Reporting annually to the shareholders in the Company’s Management Information Circular prepared for the annual and general meeting of shareholders on the carrying out of its responsibilities under this charter and on other matters as required by applicable securities regulatory authorities.
IV.	Meetings
     The Audit Committee will meet regularly at times necessary to perform the duties described above in a timely manner, but not less than four times a year, and each time the Company proposes to issue a press release with its quarterly or annual earnings information. Meetings may be held at any time deemed appropriate by the Committee.
     The Audit Committee shall meet periodically in separate executive sessions with management (including the Chief Financial Officer), the internal auditors and the independent auditor, and have such other direct and independent interaction with such persons from time to time as the members of the Audit Committee deem appropriate. The Audit Committee may request any officer or employee of the Company or the Company’s outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.
     The independent auditors will have direct access to the Committee at their own initiative.
     The Chairman of the Committee will report periodically the Committee’s findings and recommendations to the Board of Directors.

Schedule “A”
Independence Requirements under Multilateral Instrument 52-110 Audit Committees
     Pursuant to Multilateral Instrument 52-110 Audit Committees, a “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgement.
     For greater certainty, the following individuals are considered to have a material relationship with the Company:
(a)	an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)	an individual who:
(i)	is a partner of a firm that is the Company’s internal or external auditor;

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;
(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i)	is a partner of a firm that is the Company’s internal or external auditor;

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;
(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serve or served at the same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than Cdn.$75,000 per year in direct compensation from the Company during any 12 month period within the last three years.
     Despite the foregoing, an individual will not be considered to have a material relationship with the Company solely because he or she had a relationship identified above if that relationship ended before March 30, 2004.
     For the purposes of clauses (c) and (d) above, a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.
     For the purposes of clause (f) above, direct compensation does not include:
(a)	remuneration for acting as a member of the board of directors or any board committee of the Company, and

(b)	the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.
     Despite the foregoing, an individual will not be considered to have a material relationship with the Company solely because the individual or his or her immediate family member
(a)	has previously acted as an interim chief executive officer of the Company, or

(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the Company on a part-time basis.
     References above to the Company include a subsidiary entity of the Company and a parent of the Company.
Additional Independence Requirements under Multilateral Instrument 52-110 Audit Committees
     Despite any determination made based on the above-noted tests and guidelines, an individual who
(a)	has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or a part-time chair or vice-chair of the board or any board committee; or

(b)	is an affiliated entity of the Company or any of its subsidiary entities, is considered to have a material relationship with the Company.

The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.
     Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company if the compensation is not contingent in any way on continued service.
Financial Literacy under Multilateral Instrument 52-110
     Being “financially literate”, in accordance with Multilateral Instrument 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

SCHEDULE “B”
Independence Requirements under the American Stock Exchange Company Guideline
     “Independent director” means a person other than an officer or employee of the Company or any parent or subsidiary. No director qualifies as independent unless the Board affirmatively determines that the director does not have a material relationship with the Company that would interfere with the exercise of independent judgment. The following is a non-exclusive list of persons who shall not be considered independent:
(a)	a director who is, or during the past three years was, employed by the company or by any parent or subsidiary of the Company, other than prior employment as an interim Chairman or CEO;

(b)	a director who accepts or has an immediate family member who accepts any payments from the Company or any parent or subsidiary of the Company in excess of US$60,000 during the current or any of the past three fiscal years, other than the following:
(1)	compensation for Board service,

(2)	payments arising solely from investments in the Company’s securities,

(3)	compensation paid to an immediate family member who is a non-executive employee of the Company or of a parent or subsidiary of the Company,

(4)	compensation received for former service as an interim Chairman or CEO,

(5)	benefits under a tax-qualified retirement plan,

(6)	non-discretionary compensation,

(7)	loans permitted under Section 13(k) of the Exchange Act,

(8)	loans from a financial institution provided that the loans (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public, (iii) did not involve more than a normal degree of risk or other unfavorable factors, and (iv) were not otherwise subject to the specific disclosure requirements of SEC Regulation S-K, Item 404, or

(9)	payments from a financial institution in connection with the deposit of funds or the financial institution acting in an agency capacity, provided such payments were (i) made in the ordinary course of business, (ii) made on substantially the same terms as those prevailing at the time for comparable transactions with the general public, and (iii) not otherwise subject to the disclosure requirements of SEC Regulation S-K, Item 404.
(c)	a director who is an immediate family member of an individual who is, or has been in any of the past three years, employed by the Company or any parent or subsidiary of the company as an executive officer;
(d)	a director who is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the Company received, payments (other than those arising solely from investments in the Company’s securities or payments under non-discretionary charitable contribution matching programs) that exceed 5% of the organization’s consolidated gross revenues for that year, or US$200,000, whichever is more, in any of the most recent three fiscal years;
(e)	a director of the Company who is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the Company’s executive officers serve on that entity’s compensation committee;

(f)	a director who is, or has an immediate family member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the company’s outside auditor who worked on the Company’s audit at any time during any of the past three years.